2012 ANNUAL REPORT


13000683



URSTADT BIDDLE PROPERTIES INC.

Stock prices are only opinions. But dividends are FACTS.


CVS/pharmacy
+minute clinic
Beauty


Marshalls

43 CONSECUTIVE YEARS OF UNINTERRUPTED DIVIDENDS.

19 CONSECUTIVE YEARS OF INCREASED DIVIDENDS.


(In Millions)
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12
Revenues
Funds From Operations
Common & Class A Dividends Paid



URSTADT BIDDLE PROPERTIES INC.


Christmas Tree Shops

Urstadt Biddle Properties Inc. is a self-administered publicly held real estate investment trust providing investors with a means of participating in the ownership of income-producing properties. Our core properties consist of neighborhood and community shopping centers in suburban areas of the northeastern United States with a primary concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey. Non-core assets consist of two industrial properties.

Class A Common Shares, Common Shares, Series C Preferred Shares, Series D Preferred Shares and Series F Preferred Shares of the company trade on the New York Stock Exchange under the symbols "**UBA**," "**UBP**," "**UBPPRC**," "**UBPPRD**" and "**UBPPRF**."

2012 ANNUAL REPORT CONTENTS

SELECTED FINANCIAL DATA

(In thousands, except per share data)

Year Ended October 31,	2012	2011	2010	2009	2008
Balance Sheet Data:					
Total Assets	**$724,243**	$576,264	$557,053	$504,539	$506,117
Revolving Credit Lines	**$ 11,600**	$ 41,850	$ 11,600	$ —	$ 5,100
Mortgage Notes Payable and Other Loans	**$143,236**	$118,135	$118,202	$116,417	$104,954
Redeemable Preferred Stock	**$ 21,510**	$ 96,203	$ 96,203	$ 96,203	$ 96,203
Total Preferred Stock	**$212,135**	$157,453	$157,453	$157,453	$157,453
Operating Data:					
Total Revenues	**$ 91,295**	$ 91,011*	$ 85,149	$ 82,727	$ 80,856
Total Expenses and Payments to Noncontrolling Interests	**$ 63,789**	$ 60,612	$ 58,211	$ 55,645	$ 52,649
Net Income Attributable to Urstadt Biddle Properties Inc.	**$ 28,260**	$ 31,643	$ 27,542	$ 27,743	$ 28,525
Per Share Data:					
Basic Earnings Per Share:					
Class A Common Stock	**$.47**	$.68	$.58	$.60	$.66
Common Stock	**$.43**	$.62	$.53	$.55	$.60
Diluted Earnings Per Share:					
Class A Common Stock	**$.46**	$.66	$.57	$.59	$.64
Common Stock	**$.41**	$.60	$.52	$.54	$.58
Cash Dividends Paid on:					
Class A Common Stock	**$.99**	$.98	$.97	$.96	$.95
Common Stock	**$.90**	$.89	$.88	$.87	$.86
Other Data:					
Net Cash Flow Provided by (Used in):					
Operating Activities	**$ 52,504**	$ 46,548	$ 45,156	$ 42,611	$ 44,997
Investing Activities	**$ (10,778)**	$ (42,351)	$ (51,179)	$ (3,095)	$ (33,694)
Financing Activities	**$ 31,837**	$ (15,343)	$ 11,358	$ (30,840)	$ (13,857)
Funds from Operations *(Note)*	**$ 30,627**	$ 34,453*	$ 30,053	$ 30,108	$ 30,444

Note: The Company has adopted the definition of Funds from Operations (FFO) suggested by the National Association of Real Estate Investment Trusts (NAREIT) and defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of properties plus real estate related depreciation and amortization and after adjustments for unconsolidated joint ventures. For a reconciliation of net income and FFO, see Management's Discussion and Analysis of Financial Condition and Results of Operations on page 36. FFO does not represent cash flows from operating activities in accordance with generally accepted accounting principles and should not be considered an alternative to net income as an indicator of the Company's operating performance. The Company considers FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of its real estate assets diminishes predictably over time and industry analysts have accepted it as a performance measure. FFO is presented to assist investors in analyzing the performance of the Company. It is helpful as it excludes various items included in net income that are not indicative of the Company's operating performance. However, comparison of the Company's presentation of FFO, using the NAREIT definition, to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs. For a further discussion of FFO, see Management's Discussion and Analysis of Financial Condition and Results of Operations on page 36.

Total Revenues
(In thousands)



$80,856
$82,727
$85,149
$91,011
$91,295
*
'08
'09
'10
'11
'12

Funds From Operations
(In thousands)



$30,444
$30,108
$30,053
$34,453
$30,627
*
'08
'09
'10
'11
'12

Combined Dividends Paid on Common and Class A Common Shares
(Per share)



$1.81
$1.83
$1.85
$1.87
$1.89
'08
'09
'10
'11
'12

* Includes $3 million one-time settlement of lease obligation.

In 2012 we continued to see improvement in our primary market, the suburban communities around New York City, in both demand for space and increasing confidence by retailers.

Leasing

Our primary goal remains to return our occupancy levels to their historical norm of 95%. During 2012, the percentage of our core portfolio that is leased fell 1.3% to 89.2%. The majority of the portfolio remains very strong with vacancies concentrated in 4 of our 58 properties. We have action plans in process to complete redevelopment projects at these properties which will enhance our ability to fill the majority of the vacancies in 2013. A summary of these plans follows:

1. Staples Plaza; Yorktown Heights, NY: In October 2012, approximately 90,000 square feet of warehouse space at this property became vacant due to an expiring lease that paid a gross rent of $3.92 per square foot. We saw an opportunity to convert this space into a self storage facility which we would operate ourselves with the assistance of an experienced third-party self storage facility management company. A zoning variance is needed to accomplish this creative use of the space. We expect to receive the variance this spring at which time we will construct the facility and commence leasing it. We expect it will take up to four years to lease the facility to full occupancy at significantly higher net effective rent for the space than if it remained a warehouse use.
2. Townline Square; Meriden, CT: We successfully leased the former ShopRite Supermarket space to Big Y Supermarkets in 2012. Big Y's presence has removed some of the hesitancy of other retailers to lease the remaining 84,000 square feet of vacant space at the center. This spring we will be making changes to the parking lot to improve the traffic circulation. We also are currently in lease negotiations with prospective tenants for approximately 50,000 square feet of the 84,000 square feet of vacant space which, if successful, will restore occupancy to over 95% at this property.
3. Pavilion Shopping Center; White Plains, NY: This 191,000 square foot property is built on 3.5 acres of land in the heart of White Plains, the county seat of Westchester County. Two anchor tenant spaces containing 62,000 square feet are currently vacant. We see an opportunity to change the zoning of the property which, if approved, would enable an exciting mixed use project to be constructed at the site with over four times the square footage of what currently exists. We believe there is currently strong demand in this market for apartments, retail, a hotel, fitness centers and quality retail and medical office space. Necessary applications to the city are underway and we are optimistic that approvals will be obtained in 2013. If approved, we would be able to create significantly more value than simply releasing the retail property in its existing condition. This is a long-term project, and we would most likely team up with an experienced ground up developer if we are successful in obtaining the approvals needed.



Linda Lacey
Senior Vice President, Leasing

4. Chilmark Shopping Center; Briarcliff Manor, NY: The town has approved our redevelopment plan for the center, including addition of a new CVS pharmacy anchor, as well as façade and site improvements. Pending approvals, it was necessary to hold certain space vacant to be able to accommodate relocation of existing tenants in the redesigned center. With the approvals secured and the CVS lease finalized, we expect construction to start soon and the center restored to full occupancy in 2013.

Removing these four properties for statistical purposes, the balance of our portfolio is 94% leased. We are seeing


JOANN
VISION WORLD
TAEKWONDO
Lakeshore Learning Store

Midway Shopping Center,
Scarsdale, New York



Orangetown Shopping Center,
Orangeburg, New York


NEW CIRCULAR GABLE VENTS
NEW MEDIUM BRONZE STANDING SEAM ROOFS
NEW SIGNAGE 40 S.F. MAX. ON RAILS
WITH INTERNALLY LIT LETTERS (TYPICAL)
NEW MEDIUM BRONZE METAL FLASHING
NEW EIFS COLOR PEARL ASH
NEW EIFS COLOR BUCKSKIN
CROSSFIT
MATISSE
BARBER
NEW STONE SILL
NEW STONE VENEER
NEW BRONZE STOREFRONT

increased demand for space in the balance of our portfolio and have a robust pipeline of deals in negotiation, so we are hopeful 2013 will be a year focused on signing leases, completing landlord work, and delivering spaces to tenants.

Our leasing spreads improved this year. We renewed 472,000 square feet of tenant leases at average rent increases of 2.7% and signed 189,000 square feet of new leases at average rents that were generally unchanged compared with prior leases for the same space. We are optimistic based on what we are seeing in the market that demand for space is improving, which should correlate to higher rents and improved occupancy this coming year.

Capital Markets Events

In fiscal 2012, we completed a number of capital markets transactions that further strengthened our balance sheet and provide us with increased financial flexibility. We issued new common stock, and new preferred stock to raise capital that will be needed in 2013 to fund acquisitions in our pipeline and to refinance existing more expensive preferred stock that is redeemable in 2013. In October, we sold 2,500,000 shares of Class A common stock at a price of $19.16 per share, raising $47.9 million, and 5,175,000 shares of a new series "F" Preferred Stock with a coupon of 7.125%. As previously announced, we plan to use the $125 million in proceeds from this preferred stock sale (and have used portions already) to redeem our more expensive 8.5% series C and E Preferred Stocks. We elected to take a conservative approach of selling the new preferred stock in fiscal 2012 at rates we knew were attractive and to not gamble that rates would remain low into May 2013 when the existing preferred stock becomes redeemable. We felt the benefit of saving 1.375% annually in perpetuity outweighed the cost of having to pay double dividends for approximately six months. This year, we also expanded our unsecured credit line to $80 million, extended it for a four-year period plus renewal options, and elected to not renew our former $30 million secured credit line. By doing this, we increased our unsecured borrowing capability which is easier to administer than a more cumbersome secured facility. In 2012, we also were able to take advantage of historically low rates by refinancing existing fixed rate mortgages on our Putman Plaza, Midway Shopping Center, Orangetown Shopping Center and Rye Portfolio properties. As a result of these transactions, we have an even stronger balance sheet with debt to book assets of approximately 29%, and an improved capital structure to support our future growth.



John T. Hayes
Senior Vice President, CFO and Treasurer



Diane Midollo
Vice President and Controller

Acquisitions

In the last 12 months we have purchased interests in four shopping centers:

1. **Orangetown Shopping Center**
   Orangeburg, NY (Rockland County)

Description: Shopping Center consisting of 74,000 square feet of gross leasable area ("GLA") on 11 acres of land

Anchor Tenants: CVS, Asian Foodmart, US Post Office


THE FRESH MARKET
STOP



James M. Aries
Senior Vice President and Director of Acquisitions



Stephan Rapaglia
Senior Vice President, Real Estate Counsel and Assistant Secretary

Chestnut Ridge Shopping Center,
Montvale, New Jersey



Bernards Square Office Building, Bernardsville, New Jersey

Price: This was a DownReit transaction subject to an existing mortgage of $7.4 million

Location: At the corner of Dutch Hill Road and Orangeburg Road, across from Town Hall

Closing Date: March 2012

2. **Chestnut Ridge Shopping Center**
   Montvale, NJ

Description: Shopping Center consisting of 76,000 square feet of GLA on 10 acres of land

Anchor Tenants: Fresh Market (NYSE:TFM) and The Gym (a high end health club)

Price: $12,500,000 all cash for a 50% Tenant in Common interest. UBP manages the property

Location: Chestnut Ridge Road and Woodmont Drive in an affluent residential area with many office parks

Closing Date: December 2012

3. **Route 59 Plaza**
   Spring Valley, New York

Description: Shopping Center consisting of 24,000 square feet of GLA on 2 acres of land

Anchor Tenants: Spring Valley Food Mart

Price: $5,700,000 all cash for a 50% Tenant in Common interest. UBP manages the property

Location: Route 59, near intersection of Dutch Lane, a high traffic count road in a densely populated residential and commercial area

Closing date: December 2012

4. **New Jersey Office and Shopping Center Portfolio**

In 2012, UBP contracted to buy a three property portfolio in New Jersey. In December 2012, we acquired two of the three properties, including a 15,000 square foot medical office building in Bernardsville, NJ and a 9,000 square foot child care facility in Chester, NJ. The all cash purchase price for the two buildings was $6.5 million. The third property is a 109,000 square foot grocery-anchored shopping center located in an affluent area of New Jersey. We expect to close on this shopping center purchase in the near future. The closing was bifurcated due to the seller wishing to close as many of the portfolio properties as possible in 2012.

In total, UBP invested $25 million in equity in these new acquisitions with proceeds generated from the recently completed stock sales. We expect that all of these properties will be accretive to earnings in 2013.

Results of Operations

In 2012, revenues rose 4% to a record $91.3 million. Excluding lease termination payments and other one-time charges including stock redemption charges, recurring funds from operations rose 4% to $32.6 million when compared to the prior year's funds from operations. Property operating expenses fell 7% primarily due to decreased snow removal costs. G&A remained flat and is currently less than 1.1% of total assets, a very low level compared to our REIT peers. We only have one mortgage with a balance of $3.3 million maturing in 2013. Forty-six of our fifty-eight properties are mortgage free. Investing in our company with our strong balance sheet has proven to be a wise choice for risk averse investors.

Internet

The threat to our tenants from Internet retailers continues to grow. The vast majority of our properties are community grocery-anchored shopping centers which do not face the same level of competition as many of the nation's big box power centers. However, there is no question that virtually every retailer is having its sales affected and margins eroded to some extent due to direct competition from Internet retailers, increased customer pricing



Clockwork Childcare Center, Chester, New Jersey

knowledge and resulting competition. Unfortunately, the playing field is not level, as Internet retailers often do not charge sales tax while bricks and mortar retailers must do so. We support a change in laws to level the playing field. While there is increased competition from the Internet, most retailers are committed to both an Internet and brick and mortar strategy. In addition, retailers are using the Internet to their advantage by retaining in-store purchases through customer rewards and coupon programs, shipping purchases if not in stock, and better identifying customer needs through social media. Even with the rising competition from the Internet, we believe a well located top tier grocery-anchored shopping center in an affluent suburb of New York City will remain a good investment for years to come.

UBP Solar

This year we completed our third installation of a rooftop solar array system, this time on our Newark, NJ property. We currently are working on installing a number of smaller systems on our New York properties. Government subsidies continue to make these systems viable and help promote a "green" initiative at the company while reducing electric costs for our tenants.

Outlook

We are encouraged by what we are seeing in the real estate market in which we operate. The economy in our market is generally better and unemployment lower than most parts of the country. As consumer confidence improves, retailers are looking to open stores in our area and vacancy rates are falling. We have a solid portfolio of properties in an area where it is increasingly difficult to launch new development. We expect to continue to grow modestly through acquisitions.



Thomas D. Myers
Executive Vice President, Chief Legal Officer and Secretary

In December 2012, your Board of Directors increased the annualized dividend rate on the company's Class A Common stock by one cent per share. The increase in the dividend rate represents the 19th consecutive year that your Board of Directors has approved an increase in the dividend level and reflects the Board's continued confidence in the company. The Board elected to not increase the dividend rate on the company's Common stock in order to maintain the 10% dividend premium that the Class A Common stock has to maintain in relation to the Common stock as set forth in the company's Charter.

Tribute to Peter Herrick

In late 2012, Peter Herrick unexpectedly passed away. Peter had recently retired from the Board of Directors after 21 years of service. Peter was a dear friend of the company. He was previously President of The Bank of New York, and will always be remembered for his dry wit, devotion to low leverage, and love of people. When at our company headquarters to attend Board meetings, Peter never missed the opportunity to visit with every employee. We will surely miss him.

Tribute to James O. York

In October, James York, Director Emeritus, passed away at the age of 85. He was a Director of the company for 20 years from 1979 to 1998 and a Director Emeritus from 1999 to 2012. He played an important role in the growth of regional shopping centers as a Director of the International Council of Shopping Centers and as President of R.H. Macy Properties. Jim's friendship and counsel, and valuable contributions to our company will be greatly missed.

We greatly appreciate the hard work of our dedicated staff and directors and the continued support of our fellow shareholders.



Willing L. Biddle



Charles J. Urstadt

Willing L. Biddle
President and Chief Operating Officer

Charles J. Urstadt
Chairman and Chief Executive Officer

January 13, 2013

SELECTED CORE PROPERTIES

URSTADT BIDDLE PROPERTIES INC.

MASSACHUSETTS

CONNECTICUT

NEW YORK

NEW JERSEY

LONG ISLAND


1 **Corporate Headquarters**
Greenwich, Connecticut


2 **530 Old Post Road**
Greenwich, Connecticut


2 **7 Riversville Road**
Greenwich, Connecticut


2 **25 Valley Drive**
Greenwich, Connecticut


3 **Ridgeway Shopping Center**
Stamford, Connecticut


4 **Goodwives**
Darien, Connecticut


5 **Greens Farms Plaza**
Westport, Connecticut


6 **Fairfield Centre**
Fairfield, Connecticut


7 **Ridgefield Center**
Ridgefield, Connecticut


8 **Airport Plaza**
Danbury, Connecticut


8 **Danbury Square**
Danbury, Connecticut


9 **Veteran's Plaza**
New Milford, Connecticut


9 **New Milford Plaza**
New Milford, Connecticut


STAPLES
The Office Superstore
9 **Fairfield Plaza**
New Milford, Connecticut


10 **Starbucks Center**
Monroe, Connecticut


11 **The Dock**
Stratford, Connecticut


12 **Orange Meadows Shopping Center**, Orange, Connecticut


13 **Townline Square**
Meriden, Connecticut


14 **Carmel ShopRite Center**
Carmel, New York


14 **Putnam Plaza**
Carmel, New York


15 **Towne Centre Shopping Center**,
Somers, New York


15 **Somers Commons**
Somers, New York


15 **Heritage 202 Center**
Somers, New York


16 **Village Commons**
Katonah, New York


STAPLES The Office Superstore
17 **Staples Plaza**
Yorktown Heights, New York


Stop&Shop
18 **Arcadian Shopping Center**
Ossining, New York


19 **Chilmark Shopping Center**
Briarcliff Manor, New York


20 **Orangetown Shopping Center**
Orangeburg, New York


21 **Westchester Pavilion**
White Plains, New York


22 **Midway Shopping Center**
Scarsdale, New York


23 **4 "Street Retail" Properties**
Rye, New York


DRESS BARN
24 **Shoppes at Eastchester**
Eastchester, New York


24 **Eastchester Plaza**
Eastchester, New York


25 **Gristede's Center**
Pelham Manor, New York


26 **72nd Avenue**
Queens, New York


27 **Rite Aid Center**
Waldwick, New Jersey


28 **Emerson Shopping Plaza**
Emerson, New Jersey


29 **Valley Ridge Shopping Center**
Wayne, New Jersey


30 **Ferry Plaza**
Newark, New Jersey


31 **Five Town Plaza**
Springfield, Massachusetts

(As of January 14, 2013)

URSTADT BIDDLE PROPERTIES INC.

CORE PROPERTIES

UBP owns or has equity interests in 56 properties including seven office buildings which total 4,512,000 square feet.

Location	Square Feet	Principal Tenant	Property Type
Stamford, Connecticut	350,000	Stop & Shop Supermarket	Shopping center
Springfield, Massachusetts	328,000	Big Y Supermarket	Shopping center
Meriden, Connecticut	316,000	Big Y Supermarket	Shopping center
Stratford, Connecticut	273,000	Stop & Shop Supermarket	Shopping center
Scarsdale, New York	247,000	ShopRite Supermarket	Shopping center
New Milford, Connecticut	231,000	Walmart	Shopping center
Yorktown, New York	200,000	Staples	Shopping center
Danbury, Connecticut	194,000	Christmas Tree Shops	Shopping center
White Plains, New York	191,000	Toys " Я " Us	Shopping center
Carmel, New York	189,000	Hannaford Brothers	Shopping center
Ossining, New York	137,000	Stop & Shop Supermarket	Shopping center
Somers, New York	135,000	Home Goods	Shopping center
Carmel, New York	129,000	ShopRite Supermarket	Shopping center
Newark, New Jersey	108,000	Pathmark	Shopping center
Wayne, New Jersey	102,000	A&P Supermarket	Shopping center
Newington, New Hampshire	102,000	Savers	Shopping center
Darien, Connecticut	96,000	Stop & Shop Supermarket	Shopping center
Emerson, New Jersey	93,000	ShopRite Supermarket	Shopping center
New Milford, Connecticut	81,000	Big Y Supermarket	Shopping center
Somers, New York	80,000	CVS	Shopping center
Orange, Connecticut	77,000	Trader Joe's Supermarket	Shopping center
Montvale, New Jersey	76,000	The Fresh Market	Shopping center
Orangeburg, New York	74,000	CVS	Shopping center
New Milford, Connecticut	72,000	T.J. Maxx	Shopping center
Eastchester, New York	70,000	A&P Fresh	Shopping center
Fairfield, Connecticut	63,000	Marshalls	Shopping center
Ridgefield, Connecticut	52,000	Keller Williams	Street retail
Westport, Connecticut	40,000	Pier One Imports	Shopping center
Rye, New York	39,000	Cosi	Street retail (4 buildings)
Briarcliff Manor, New York	38,000	Dress Barn	Shopping center
Danbury, Connecticut	33,000	Chuck E Cheese's	Shopping center
Ossining, New York	29,000	Westchester Community College	Shopping center
Katonah, New York	28,000	Squires	Retail/Office
Pelham, New York	26,000	Gristede's Supermarket	Shopping center
Eastchester, New York	24,000	CVS	Shopping center
Spring Valley, New York	24,000	Spring Valley Foods, Inc.	Shopping center
Waldwick, New Jersey	20,000	Rite Aid	Retail—Single tenant
Somers, New York	19,000	Putnam County Savings Bank	Shopping center
Queens, New York	11,000	Various	Street retail
Monroe, Connecticut	10,000	Starbucks	Shopping center
Greenwich, Connecticut	59,000	Prescott Investors	5 Office buildings
Bronxville and Yonkers, New York	22,000	People's United Bank JP Morgan Chase	Retail (4 buildings)
Bernardsville, New Jersey	15,000	Bernards Sports Chiropractic	Office building
Chester, New Jersey	9,000	Clockwork Childcare Center	Office building

NON-CORE PROPERTIES

UBP owns two industrial properties with a total of 447,000 square feet.

Location	Square Feet	Principal Tenant	Property Type
Dallas, Texas	255,000	Chrysler Group, LLC	Parts distribution facility
St. Louis, Missouri	192,000	Chrysler Group, LLC	Parts distribution facility

FINANCIALS

CONTENTS

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	October 31, 2012	October 31, 2011
ASSETS		
Real Estate Investments:		
Core properties—at cost	$ 659,780	$ 630,572
Non-core properties—at cost	595	595
	660,375	631,167
Less: Accumulated depreciation	(140,511)	(126,693)
	519,864	504,474
Investments in and advances to unconsolidated joint ventures	26,708	26,384
Mortgage note receivable	898	999
	547,470	531,857
Cash and cash equivalents	78,092	4,529
Restricted cash	63,979	865
Marketable securities	994	932
Tenant receivables	21,549	22,717
Prepaid expenses and other assets	6,958	10,407
Deferred charges, net of accumulated amortization	5,201	4,957
Total Assets	$ 724,243	$ 576,264
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Revolving credit lines	$ 11,600	$ 41,850
Mortgage notes payable and other loans	143,236	118,135
Preferred stock called for redemption	58,508	—
Accounts payable and accrued expenses	1,632	893
Deferred compensation—officers	194	188
Other liabilities	13,134	13,953
Total Liabilities	228,304	175,019
Redeemable Noncontrolling Interests	11,421	2,824
Redeemable Preferred Stock, par value $.01 per share; issued and outstanding 224,027 and 2,800,000 shares	21,510	96,203
Commitments and Contingencies		
Stockholders' Equity:		
7.5% Series D Senior Cumulative Preferred Stock (liquidation preference of $25 per share); 2,450,000 shares issued and outstanding	61,250	61,250
7.125% Series F Cumulative Preferred Stock (liquidation preference of $25 per share); 5,175,000 and -0- shares issued and outstanding	129,375	—
Excess Stock, par value $.01 per share; 10,000,000 shares authorized; none issued and outstanding	—	—
Common Stock, par value $.01 per share; 30,000,000 shares authorized; 8,854,465 and 8,671,888 shares issued and outstanding	89	87
Class A Common Stock, par value $.01 per share; 40,000,000 shares authorized; 23,460,880 and 20,891,330 shares issued and outstanding	235	209
Additional paid in capital	362,777	315,288
Cumulative distributions in excess of net income	(90,701)	(74,462)
Accumulated other comprehensive (loss)	(17)	(154)
Total Stockholders' Equity	463,008	302,218
Total Liabilities and Stockholders' Equity	$ 724,243	$ 576,264

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended October 31,		
	2012	2011	2010
Revenues			
Base rents	**$ 68,443**	$ 64,249	$ 63,419
Recoveries from tenants	**20,603**	21,552	20,074
Lease termination income	**89**	3,196	633
Other income	**2,160**	2,014	1,023
Total Revenues	**91,295**	91,011	85,149
Expenses			
Property operating	**14,203**	14,750	13,626
Property taxes	**15,114**	14,522	13,682
Depreciation and amortization	**16,721**	15,292	15,066
General and administrative	**7,545**	7,521	6,873
Acquisition costs	**296**	89	307
Directors' fees and expenses	**262**	261	313
Total Operating Expenses	**54,141**	52,435	49,867
Operating Income	**37,154**	38,576	35,282
Non-Operating Income (Expense):			
Interest expense	**(9,148)**	(7,865)	(7,585)
Equity in net income (loss) from unconsolidated joint ventures	**(138)**	393	208
Other expense	**—**	(6)	(452)
Interest, dividends and other investment income	**892**	851	396
Net Income	**28,760**	31,949	27,849
Noncontrolling Interests:			
Net income attributable to noncontrolling interests	**(500)**	(306)	(307)
Net income attributable to Urstadt Biddle Properties Inc.	**28,260**	31,643	27,542
Preferred stock dividends	**(13,267)**	(13,094)	(13,094)
Redemption of preferred stock	**(2,027)**	—	—
Net Income Applicable to Common and Class A Common Stockholders	**$ 12,966**	$ 18,549	$ 14,448
Basic Earnings Per Share:			
Common	**$.43**	$.62	$.53
Class A Common	**$.47**	$.68	$.58
Diluted Earnings Per Share:			
Common	**$.41**	$.60	$.52
Class A Common	**$.46**	$.66	$.57
Dividends Per Share:			
Common	**$.90**	$.89	$.88
Class A Common	**$.99**	$.98	$.97

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended October 31,		
	2012	2011	2010
Cash Flows from Operating Activities:			
Net income	**$ 28,760**	$ 31,949	$ 27,849
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**16,721**	15,292	15,066
Straight-line rent adjustment	**(832)**	(634)	(877)
Provisions for tenant credit losses	**665**	1,009	671
Loss on property held for sale	**—**	—	300
Restricted stock compensation expense and other adjustments	**3,812**	3,881	3,277
Deferred compensation arrangement	**6**	(116)	(50)
Equity in net loss/(income) of unconsolidated joint ventures	**138**	(393)	(208)
Lease termination income	**—**	(2,988)	—
Changes in operating assets and liabilities:			
Tenant receivables	**1,335**	(2,588)	(799)
Accounts payable and accrued expenses	**812**	(428)	425
Other assets and other liabilities, net	**1,068**	1,568	(672)
Restricted cash	**19**	(4)	174
Net Cash Flow Provided by Operating Activities	**52,504**	46,548	45,156
Cash Flows from Investing Activities:			
Acquisitions of real estate investments	**(5,432)**	(23,329)	(22,261)
Investments in and advances to unconsolidated joint ventures	**(1,044)**	(1,598)	(23,919)
Acquisitions of noncontrolling interests	**—**	(8,787)	—
Deposits on acquisition of real estate investments	**(129)**	(1,252)	(60)
Returns of deposits on real estate investments	**843**	—	—
Improvements to properties and deferred charges	**(6,523)**	(8,134)	(4,728)
Net proceeds from sale of properties	**533**	—	—
Distributions to noncontrolling interests	**(500)**	(306)	(307)
Distribution from unconsolidated joint ventures	**412**	165	16
Payments received on mortgage notes and other receivables	**1,062**	890	80
Net Cash Flow (Used in) Investing Activities	**(10,778)**	(42,351)	(51,179)
Cash Flows from Financing Activities:			
Dividends paid—Common and Class A Common Stock	**(29,331)**	(28,173)	(25,783)
Dividends paid—Preferred Stock	**(13,267)**	(13,094)	(13,094)
Principal repayments on mortgage notes payable	**(15,049)**	(6,589)	(7,378)
Proceeds from revolving credit line borrowings	**58,000**	30,250	43,950
Proceeds from loan financing	**28,000**	1,546	—
Sales of additional shares of Common and Class A Common Stock	**47,799**	717	46,013
Repayments on revolving credit line borrowings	**(88,250)**	—	(32,350)
Net proceeds from issuance of Series F Preferred Stock	**125,281**	—	—
Redemption of preferred stock including restricted cash	**(81,346)**	—	—
Net Cash Flow Provided by (Used in) Financing Activities	**31,837**	(15,343)	11,358
Net Increase/(Decrease) in Cash and Cash Equivalents	**73,563**	(11,146)	5,335
Cash and Cash Equivalents at Beginning of Year	**4,529**	15,675	10,340
Cash and Cash Equivalents at End of Year	**$ 78,092**	$ 4,529	$ 15,675

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except shares and per share data)

	7.5% Series D Preferred Stock		7.125% Series F Preferred Stock	
	Issued	Amount	Issued	Amount
Balances—October 31, 2009	2,450,000	$61,250	—	$ —
Comprehensive Income:				
Net income applicable to Common and Class A common stockholders	—	—	—	—
Change in unrealized gains (losses) in marketable securities	—	—	—	—
Change in unrealized loss on interest rate swap	—	—	—	—
Total comprehensive income				
Cash dividends paid:				
Common stock ($0.88 per share)	—	—	—	—
Class A common stock ($0.97 per share)	—	—	—	—
Sale of Class A Common Shares	—	—	—	—
Issuance of shares under dividend reinvestment plan	—	—	—	—
Shares issued under restricted stock plan	—	—	—	—
Restricted stock compensation and other adjustment	—	—	—	—
Adjustments to redeemable noncontrolling interests	—	—	—	—
Balances—October 31, 2010	2,450,000	61,250	—	—
Comprehensive Income:				
Net income applicable to Common and Class A common stockholders	—	—	—	—
Change in unrealized gains (losses) in marketable securities	—	—	—	—
Change in unrealized (loss) on interest rate swap	—	—	—	—
Total comprehensive income				
Cash dividends paid :				
Common stock ($0.89 per share)	—	—	—	—
Class A common stock ($0.98 per share)	—	—	—	—
Issuance of shares under dividend reinvestment plan	—	—	—	—
Shares issued under restricted stock plan	—	—	—	—
Restricted stock compensation and other adjustment	—	—	—	—
Adjustments to redeemable noncontrolling interests	—	—	—	—
Balances—October 31, 2011	2,450,000	61,250	—	—
Comprehensive Income:				
Net income applicable to Common and Class A common stockholders	—	—	—	—
Change in unrealized gains (losses) in marketable securities	—	—	—	—
Change in unrealized (loss) on interest rate swap	—	—	—	—
Total comprehensive income				
Cash dividends paid:				
Common stock ($0.90 per share)	—	—	—	—
Class A common stock ($0.99 per share)	—	—	—	—
Sale of Class A Common Shares	—	—	—	—
Issuance of Series F Preferred Stock	—	—	5,175,000	129,375
Issuance of shares under dividend reinvestment plan	—	—	—	—
Shares issued under restricted stock plan	—	—	—	—
Restricted stock compensation and other adjustment	—	—	—	—
Adjustments to redeemable noncontrolling interests	—	—	—	—
Balances—October 31, 2012	**2,450,000**	**$61,250**	**5,175,000**	**$129,375**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Common Stock		Class A Common Stock		Additional	Cumulative Distributions	Accumulated Other	Total
Issued	Amount	Issued	Amount	Paid In Capital	In Excess of Net Income	Comprehensive Income (Loss)	Stockholders' Equity
8,222,514	$82	18,241,275	$182	$261,433	$ (49,150)	$(216)	$273,581
—	—	—	—	—	14,448	—	14,448
—	—	—	—	—	—	190	190
—	—	—	—	—	—	(203)	(203)
							14,435
—	—	—	—	—	(7,412)	—	(7,412)
—	—	—	—	—	(18,371)	—	(18,371)
—	—	2,500,000	25	44,897	—	—	44,922
62,976	—	8,873	—	1,091	—	—	1,091
175,950	2	69,550	1	(3)	—	—	—
—	—	—	—	3,277	—	—	3,277
—	—	—	—	—	(4,072)	—	(4,072)
8,461,440	84	20,819,698	208	310,695	(64,557)	(229)	307,451
—	—	—	—	—	18,549	—	18,549
—	—	—	—	—	—	—	—
—	—	—	—	—	—	75	75
							18,624
—	—	—	—	—	(7,705)	—	(7,705)
—	—	—	—	—	(20,468)	—	(20,468)
34,498	1	8,532	—	715	—	—	716
175,950	2	63,100	1	(3)	—	—	—
—	—	—	—	3,881	—	—	3,881
—	—	—	—	—	(281)	—	(281)
8,671,888	87	20,891,330	209	315,288	(74,462)	(154)	302,218
—	—	—	—	—	12,966	—	12,966
—	—	—	—	—	—	64	64
—	—	—	—	—	—	73	73
							13,103
—	—	—	—	—	(7,966)	—	(7,966)
—	—	—	—	—	(21,365)	—	(21,365)
—	—	2,500,000	25	47,504	—	—	47,529
—	—	—	—	(4,094)	—	—	125,281
6,627	—	7,950	—	270	—	—	270
175,950	2	61,600	1	(3)	—	—	—
—	—	—	—	3,812	—	—	3,812
—	—	—	—	—	126	—	126
8,854,465	$89	23,460,880	$235	$362,777	$ (90,701)	$ (17)	$463,008

(1) ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Urstadt Biddle Properties Inc. ("Company"), a real estate investment trust ("REIT"), is engaged in the acquisition, ownership and management of commercial real estate, primarily neighborhood and community shopping centers in the northeastern part of the United States. The Company's major tenants include supermarket chains and other retailers who sell basic necessities. At October 31, 2012, the Company owned or had equity interests in 54 properties containing a total of 4.9 million square feet of gross leasable area ("GLA").

Principles of Consolidation and Use of Estimates

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and joint ventures in which the Company meets certain criteria of a sole general partner in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, "Consolidation" and ASC Topic 970-810 "Real Estate-General-Consolidation". The Company has determined that such joint ventures should be consolidated into the consolidated financial statements of the Company. In accordance with ASC Topic 970-323 "Real Estate-General-Equity Method and Joint Ventures", joint ventures that the Company does not control but otherwise exercises significant influence in, are accounted for under the equity method of accounting. See Note 10 for further discussion of the unconsolidated joint ventures. All significant intercompany transactions and balances have been eliminated in consolidation.

The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the disclosure of contingent assets and liabilities, the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the periods covered by the financial statements. The most significant assumptions and estimates relate to the valuation of real estate, depreciable lives, revenue recognition, fair value measurements and the collectability of tenant and notes receivable and other assets. Actual results could differ from these estimates.

Federal Income Taxes

The Company has elected to be treated as a real estate investment trust under Sections 856-860 of the Internal Revenue Code (Code). Under those sections, a REIT that, among other things, distributes at least 90% of real estate trust taxable income and meets certain other qualifications prescribed by the Code will not be taxed on that portion of its taxable income that is distributed. The Company believes it qualifies as a REIT and intends to distribute all of its taxable income for fiscal 2012 in accordance with the provisions of the Code. Accordingly, no provision has been made for Federal income taxes in the accompanying consolidated financial statements.

The Company follows the provisions of ASC Topic 740, "Income Taxes," that, among other things, defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on its evaluation, the Company determined that it has no uncertain tax positions and no unrecognized tax benefits as of October 31, 2012. As of October 31, 2012, the fiscal tax years 2009 through and including 2012 remain open to examination by the Internal Revenue Service. There are currently no federal tax examinations in progress.

Real Estate Investments

All capitalizable costs related to the improvement or replacement of real estate properties is capitalized. Additions, renovations and improvements that enhance and/or extend the useful life of a property are also capitalized. Expenditures for ordinary maintenance, repairs and improvements that do not materially prolong the normal useful life of an asset are charged to operations as incurred.

Upon the acquisition of real estate properties, the fair value of the real estate purchased is allocated to the acquired tangible assets (consisting of land, buildings and building improvements), and identified intangible assets and liabilities (consisting of above-market and below-market leases and in-place leases), in accordance with ASC Topic 805, "Business Combinations." The Company utilizes methods similar to those used by independent appraisers in estimating the fair value of acquired assets and liabilities. The fair value of the tangible assets of an acquired property considers the value of the property "as-if-vacant." The fair value reflects the depreciated replacement cost of the asset. In allocating purchase price to identified intangible assets and liabilities of an acquired property, the value of above-market and below-market leases are estimated based on the differences between (i) contractual rentals and the estimated market rents over the applicable lease term discounted back to the date of acquisition utilizing a discount rate adjusted for the credit risk associated with the respective tenants and (ii) the estimated cost of acquiring such leases giving effect to the Company's history of providing tenant improvements and paying leasing commissions, offset by a vacancy period during which such space would be leased. The aggregate value of in-place leases is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property "as-if-vacant," determined as set forth above.

Above and below-market leases acquired are recorded at their fair value. The capitalized above-market lease values are amortized as a reduction of rental revenue over the remaining term of the respective leases and the capitalized below-market lease values are amortized as an increase to rental revenue over the remaining term of the respective leases. The value of in-place leases is based on the Company's evaluation of the specific characteristics of each tenant's lease. Factors considered include estimates of carrying costs during expected lease-up periods, current market conditions, and costs to execute similar leases. The value of in-place leases are amortized over the remaining term of the respective leases. If a tenant vacates its space prior to its contractual expiration date, any unamortized balance of their related intangible asset is recorded in the consolidated statement of income.

Depreciation and Amortization

The Company uses the straight-line method for depreciation and amortization. Core and non-core properties are depreciated over the estimated useful lives of the properties, which range from 30 to 40 years. Property improvements are depreciated over the estimated useful lives that range from 10 to 20 years. Furniture and fixtures are depreciated over the estimated useful lives that range from 3 to 10 years. Tenant improvements are amortized over the shorter of the life of the related leases or their useful life.

Property Held for Sale and Discontinued Operations

The Company follows the provisions of ASC Topic 360, "Property, Plant, and Equipment," and ASC Topic 205, "Presentation of Financial Statements." ASC Topic 360 and ASC Topic 205 require, among other things, that the assets and liabilities and the results of operations of the Company's properties that have been sold or otherwise qualify as held for sale be classified as discontinued operations and presented separately in the Company's consolidated financial statements. If significant to financial statement presentation, the Company classifies properties as held for sale that are under contract for sale and are expected to be sold within the next 12 months.

Deferred Charges

Deferred charges consist principally of leasing commissions (which are amortized ratably over the life of the tenant leases) and financing fees (which are amortized over the terms of the respective agreements). Deferred charges in the accompanying consolidated balance sheets are shown at cost, net of accumulated amortization of $3,015,000 and $2,867,000 as of October 31, 2012 and 2011, respectively.

Asset Impairment

On a periodic basis, management assesses whether there are any indicators that the value of its real estate investments may be impaired. A property value is considered impaired when management's estimate of current and projected operating cash flows (undiscounted and without interest) of the property over its remaining useful life is less than the net carrying value of the property. Such cash flow projections consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss is measured as the excess of the net carrying amount of the property over the fair value of the asset. Changes in estimated future cash flows due to changes in the Company's plans or market and economic conditions could result in recognition of impairment losses which could be substantial. Management does not believe that the value of any of its real estate investments is impaired at October 31, 2012.

Revenue Recognition

Revenues from operating leases include revenues from core properties and non-core properties. Rental income is generally recognized based on the terms of leases entered into with tenants. In those instances in which the Company funds tenant improvements and the improvements are deemed to be owned by the Company, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. When the Company determines that the tenant allowances are lease incentives, the Company commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. Minimum rental income from leases with scheduled rent increases is recognized on a straight-line basis over the lease term. At October 31, 2012 and 2011, approximately $13,507,000 and $12,752,000, respectively, has been recognized as straight-line rents receivable (representing the current net cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases), all of which is included in tenant receivables in the accompanying consolidated financial statements. Percentage rent is recognized when a specific tenant's sales breakpoint is achieved. Property operating expense recoveries from tenants of common area maintenance, real estate taxes and other recoverable costs are recognized in the period the related expenses are incurred. Lease incentives are amortized as a reduction of rental revenue over the respective tenant lease terms. Lease termination amounts are recognized in operating revenues when there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and the termination consideration is probable of collection. Lease termination amounts are paid by tenants who want to terminate their lease obligations before the end of the contractual term of the lease by agreement with the Company. There is no way of predicting or forecasting the timing or amounts of future lease termination fees. Interest income is recognized as it is earned. Gains or losses on disposition of properties are recorded when the criteria for recognizing such gains or losses under GAAP have been met.

The Company provides an allowance for doubtful accounts against the portion of tenant receivables (including an allowance for future tenant credit losses of approximately 10% of the deferred straight-line rents receivable) which is estimated to be uncollectible. Such allowances are reviewed periodically. At October 31, 2012 and 2011, tenant receivables in the accompanying consolidated balance sheets are shown net of allowances for doubtful accounts of $3,686,000 and $3,229,000, respectively. During the years ended October 31, 2012, 2011 and 2010, the Company provided $665,000, $1,009,000 and $671,000, respectively, for uncollectible amounts, which is recorded in the accompanying consolidated statement of income as a reduction of base rental revenue.

Cash Equivalents

Cash and cash equivalents consist of cash in banks and short-term investments with original maturities of less than three months.

Restricted Cash

Restricted cash consists of those tenant security deposits and replacement and other reserves required by agreement with certain of the Company's mortgage lenders for property level capital requirements that are required to be held in separate bank accounts. In addition, in fiscal 2012 restricted cash includes $63.1 million related to cash that was on deposit at the Company's transfer agent for the redemption of the Company's Series E Preferred stock in the first quarter of fiscal 2013. (See Note 8 for further discussion of the above)

Marketable Securities

Marketable securities consist of short-term investments and marketable equity securities. Short-term investments (consisting of investments with original maturities of greater than three months when purchased) and marketable equity securities are carried at fair value. The Company has classified marketable securities as available for sale. Unrealized gains and (losses) on available for sale securities are recorded as other comprehensive income (loss) in stockholders' equity. During the fiscal year ended October 31, 2012 the Company sold 24,264 shares of REIT common stocks for an aggregate sales price, net of commissions, of $416,000. The securities had a purchase cost of $378,000. The Company realized a gain on the transaction using the specific identification method of $38,000. The gain is included in interest, dividends and other investment income in the consolidated statement of income. There were no realized gains or losses on sales of marketable securities in fiscal 2011 or 2010.

As of October 31, 2012, all of the Company's marketable securities consisted of REIT Common and Preferred Stocks. At October 31, 2012, the Company has recorded a net unrealized gain on available for sale securities in the amount of $38,000. The Company analyzes unrealized losses, if any, to determine if the unrealized losses are temporary. If and when the Company deems unrealized losses to be other than temporary, unrealized losses will be realized and reclassified into earnings. The net unrealized gain at October 31, 2012 is detailed below (in thousands):

Description:	Fair Market Value	Cost Basis	Net Unrealized Gain/(Loss)	Gross Unrealized Gains	Gross Unrealized (Loss)
REIT Common and Preferred Stocks	$994	$956	$38	$38	$—

Derivative Financial Instruments

The Company occasionally utilizes derivative financial instruments, such as interest rate swaps, to manage its exposure to fluctuations in interest rates. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instruments. Derivative financial instruments must be effective in reducing the Company's interest rate risk exposure in order to qualify for hedge accounting. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income for each period until the derivative instrument matures or is settled. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market with the changes in value included in net income. The Company has not entered into, and does not plan to enter into, derivative financial instruments for trading or speculative purposes. Additionally, the Company has a policy of entering into derivative contracts only with major financial institutions.

As of October 31, 2012, the Company believes it has no significant risk associated with non-performance of the financial institution which is the counterparty to its derivative contract. At October 31, 2012, the Company had approximately $11.6 million borrowed under its unsecured revolving line of credit subject to an interest rate swap. Such interest rate swap converted the LIBOR-based variable rate on the unsecured line of credit to a fixed annual rate of 1.22% per annum (plus a 1.50% credit spread or a total fixed interest rate of 2.72%). As of October 31, 2012, the Company had an accrued liability of $29,000 (included in accounts payable and accrued expenses on the consolidated balance sheet) relating to the fair value of the Company's interest rate swap applicable to the unsecured revolving line of credit. Charges and/or credits relating to the changes in fair values of such interest rate swaps are made to accumulated other comprehensive income (loss) as the swap is deemed effective and is classified as a cash flow hedge. The swap terminated in January 2013.

Comprehensive Income

Comprehensive income is comprised of net income applicable to Common and Class A Common stockholders and other comprehensive income (loss). Other comprehensive income (loss) includes items that are otherwise recorded directly in stockholders' equity, such as unrealized gains or losses on marketable securities and unrealized gains and losses on interest rate swaps designated as cash flow hedges. At October 31, 2012, accumulated other comprehensive income (loss) consisted of net unrealized gains on marketable securities of approximately $38,000 and net unrealized losses on an interest rate swap agreement of approximately $55,000. At October 31, 2011, accumulated other comprehensive income (loss) consisted of net unrealized losses on marketable securities of approximately $26,000 and net unrealized losses on an interest rate swap agreement of approximately $128,000. Unrealized gains and losses included in other comprehensive income (loss) will be reclassified into earnings as gains and losses are realized.

Comprehensive income consisted of the following (in thousands):

	Year Ended October 31,		
	2012	2011	2010
Net income applicable to Common and Class A Common Stockholders	**$12,966**	$18,549	$14,448
Change in unrealized gains/(losses) in marketable equity securities	**64**	—	190
Change in unrealized (loss) on interest rate swap	**73**	75	(203)
Total comprehensive income	**$13,103**	$18,624	$14,435

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and tenant receivables. The Company places its cash and cash equivalents in excess of insured amounts with high quality financial institutions. The Company performs ongoing credit evaluations of its tenants and may require certain tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the terminal value of a tenant's lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with re-tenanting the space. There is no dependence upon any single tenant.

Earnings Per Share

The Company calculates basic and diluted earnings per share in accordance with the provisions of ASC Topic 260, "Earnings Per Share." Basic earnings per share ("EPS") excludes the impact of dilutive shares and is computed by dividing net income applicable to Common and Class A Common stockholders by the weighted average number of Common shares and Class A Common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common shares or Class A Common shares were exercised or converted into Common shares or Class A Common shares and then shared in the earnings of the Company. Since the cash dividends declared on the Company's

Class A Common stock are higher than the dividends declared on the Common Stock, basic and diluted EPS have been calculated using the "two-class" method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to the weighted average of the dividends declared, outstanding shares per class and participation rights in undistributed earnings.

The following table sets forth the reconciliation between basic and diluted EPS (in thousands):

	Year Ended October 31,		
	2012	2011	2010
Numerator			
Net income applicable to common stockholders—basic	**$3,166**	$ 4,536	$ 3,795
Effect of dilutive securities:			
Stock awards	**236**	265	175
Net income applicable to common stockholders—diluted	**$3,402**	$ 4,801	$ 3,970
Denominator			
Denominator for basic EPS—weighted average common shares	**7,370**	7,306	7,176
Effect of dilutive securities:			
Restricted stock and other awards	**834**	655	519
Denominator for diluted EPS—weighted average common equivalent shares	**8,204**	7,961	7,695
Numerator			
Net income applicable to Class A common stockholders—basic	**$9,800**	$14,013	$10,653
Effect of dilutive securities:			
Stock awards	**(236)**	(265)	(175)
Net income applicable to Class A common stockholders—diluted	**$9,564**	$13,748	$10,478
Denominator			
Denominator for basic EPS—weighted average Class A common shares	**20,740**	20,496	18,273
Effect of dilutive securities: Restricted stock and other awards	**224**	208	150
Denominator for diluted EPS—weighted average Class A common equivalent shares	**20,964**	20,704	18,423

Stock-Based Compensation

The Company accounts for its stock-based compensation plans under the provisions of ASC Topic 718, "Stock Compensation," which requires that compensation expense be recognized based on the fair value of the stock awards less estimated forfeitures. The fair value of stock awards is equal to the fair value of the Company's stock on the grant date.

Segment Reporting

The Company operates in one industry segment, ownership of commercial real estate properties, which are located principally in the northeastern United States. The Company does not distinguish its property operations for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes.

Reclassification

Certain fiscal 2010 and 2011 amounts have been reclassified to conform to current period presentation.

New Accounting Standards

Newly Adopted

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, "Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")". The pronouncement was issued to provide a uniform framework for fair value measurements and related disclosures between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements (valuation derived from valuation techniques in which significant value drivers are unobservable). This pronouncement became effective for us in fiscal 2012 and did not have a significant impact on our consolidated financial statements.

To be adopted

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income." ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of shareholders' equity and requires the presentation of components of net income and components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This pronouncement is effective for us in the first quarter of fiscal 2013 and is not expected to have a significant impact on our consolidated financial statements.

(2) REAL ESTATE INVESTMENTS

The Company's investments in real estate, net of depreciation, were composed of the following at October 31, 2012 and 2011 (in thousands):

	Core Properties	Non-Core Properties	Unconsolidated Joint Venture	Mortgage Notes Receivable	**2012 Totals**	2011 Totals
Retail	$511,662	$ —	$26,708	$898	**$539,268**	$523,481
Office	7,649	—	—	—	**7,649**	7,792
Industrial	—	553	—	—	**553**	584
	$519,311	$553	$26,708	$898	**$547,470**	$531,857

The Company's investments at October 31, 2012 consisted of equity interests in 54 properties, which are located in various regions throughout the United States and one mortgage note receivable. The Company's primary investment focus is neighborhood and community shopping centers located in the northeastern United States. These properties are considered core properties of the Company. The remaining properties are located outside of the northeastern United States and are considered non-core properties. Since a significant concentration of the Company's properties are in the northeast, market changes in this region could have an effect on the Company's leasing efforts and ultimately its overall results of operations. The following is a summary of the geographic locations of the Company's investments at October 31, 2012 and 2011 (in thousands):

	2012	2011
Northeast	**$ 546,019**	$ 530,274
Midwest	**303**	324
Southwest	**1,148**	1,259
	$ 547,470	$ 531,857

(3) CORE PROPERTIES

The components of the core properties consolidated in the financial statements are as follows (in thousands):

	2012	2011
Land	**$ 121,382**	$ 116,220
Buildings and improvements	**538,398**	514,352
	659,780	630,572
Accumulated depreciation	**(140,469)**	(126,682)
	$ 519,311	$ 503,890

Space at the Company's core properties is generally leased to various individual tenants under short and intermediate-term leases which are accounted for as operating leases.

Minimum rental payments on non-cancelable operating leases in the consolidated core properties totaling $389,172,000 become due as follows: 2013—$66,448,000; 2014—$59,950,000; 2015—$52,704,000; 2016—$46,285,000; 2017—$38,324,000 and thereafter—$125,461,000.

Certain of the Company's leases provide for the payment of additional rent based on a percentage of the tenant's revenues. Such additional percentage rents are included in operating lease income and were less than 1% of consolidated revenues in each of the three years ended October 31, 2012.

Owned Properties

In December 2011, a subsidiary of the Company acquired the Eastchester Plaza Shopping Center ("Eastchester") in the Town of Eastchester, Westchester County, New York for a purchase price of $9 million. In connection with the purchase, the Company assumed a first mortgage encumbering the property at its estimated fair value of $3.6 million. The assumption of the mortgage loan represents a non-cash financing activity and is therefore not included in the accompanying consolidated statement of cash flows for the year ended October 31, 2012. The mortgage matured in April 2012 and was repaid. The remaining equity needed to complete the acquisition was funded with available cash and borrowings on the Company's unsecured revolving credit facility. In conjunction with the purchase, the Company incurred acquisition costs totaling $33,000, which have been expensed in the year ended October 31, 2012 consolidated statement of income.

In October 2011, the Company, through a wholly owned subsidiary, completed the purchase of the 63,000 square foot Fairfield Centre Shopping Center, in Fairfield, Connecticut ("Fairfield Centre"), for a purchase price of $17.0 million. The Company financed its net investment in the property with available cash and a borrowing on its unsecured revolving credit facility. In conjunction with the purchase, the Company incurred acquisition costs totaling $19,000 which have been expensed in the year ended October 31, 2011 consolidated statement of income.

In April 2011, the Company, through a wholly owned subsidiary, completed the purchase of the 72,000 square foot Fairfield Plaza Shopping Center, in New Milford, Connecticut ("Fairfield Plaza"), for a purchase price of $10.8 million, subject to an existing first mortgage secured by the property at its estimated fair value of approximately $5.0 million. The assumption of the mortgage loan represents a non-cash financing activity and is therefore not included in the accompanying consolidated statement of cash flows for the year ended October 31, 2011. The Company financed its net investment in the property with available cash and a borrowing on its unsecured revolving credit facility. In conjunction with the purchase, the Company incurred acquisition costs totaling $53,000 which have been expensed in year ended October 31, 2011 consolidated statement of income.

In December 2010, the Company reached a lease termination settlement ("Settlement") with a former tenant in its Meriden shopping center in Meriden, Connecticut. In accordance with the Settlement agreement the prior tenant was released from all of its obligations under the aforementioned lease in exchange for a settlement payment to the Company. The Settlement agreement provides that the former tenant will pay the Company $3.3 million in 41 equal monthly payments of $80,000 and one final monthly payment of $20,000 without interest beginning on January 1, 2011. The Company has recorded the lease termination in the consolidated statement of income for the fiscal year ended October 31, 2011 in the amount of $2,988,000, which amount represents the present value of the 42 payments due to the Company under the Settlement agreement at a discount rate of 5.75% per annum. The Company will record the remaining $312,000 as interest income over the remaining payment term through June 1, 2014 in accordance with the effective yield method. With the exception of the ten $80,000 payments received by the Company in fiscal 2011, the remaining $2.99 million in lease termination income represents a non-cash activity and is not shown in the investing section of the consolidated statement of cash flows for the year ended October 31, 2011.

In April 2010, the Company, through a wholly owned subsidiary, acquired three buildings containing 28,000 square feet of retail and office space in Katonah, New York ("Katonah Village Commons") for a cash purchase price of $8.5 million. The Company financed its net investment in the property with available cash and a borrowing on its unsecured revolving credit facility. In conjunction with the purchase, the Company incurred acquisition costs totaling $47,000, which have been expensed in the year ended October 31, 2010 consolidated statement of income.

In May 2010, the Company, through a wholly owned subsidiary, completed the purchase of the New Milford Plaza Shopping Center, in New Milford, Connecticut ("New Milford"), for a purchase price of $22.3 million, subject to an existing first mortgage secured by the property at its estimated fair value of approximately $9.2 million. The assumption of the mortgage loan represents a non-cash financing activity and is therefore not included in the accompanying 2010 consolidated cash flow statement. The Company financed its net investment in the property with available cash and a $13.2 million borrowing on its unsecured revolving credit facility. In conjunction with the purchase, the Company incurred acquisition costs totaling $29,000 which have been expensed on the fiscal 2010 consolidated statement of income.

During fiscal 2012, the Company completed its evaluation of the acquired leases for Eastchester Plaza, which was acquired at the beginning of fiscal 2012, and its Fairfield Centre Property and Fairfield Plaza properties, which were acquired in fiscal 2011. As a result of its evaluation, the Company has allocated $392,000 to a liability associated with the net fair value assigned to the acquired leases at Eastchester and $765,000 to a liability associated with the net fair value assigned to the acquired leases at Fairfield Centre. The Company determined that no purchase price adjustment was necessary in order to ascribe value to the in-place leases at Fairfield Plaza. These amounts represent a non-cash investing activity and are therefore not included in the accompanying consolidated statement of cash flows for the year ended October 31, 2012. The Company is currently in the process of evaluating the fair value of the in-place leases for UB Orangeburg, LLC ("Orangeburg") (see note 9). Consequently, no value has yet been assigned to those leases at that property and the purchase price allocation is preliminary and may be subject to change.

During fiscal 2011, the Company completed its evaluation of the acquired leases for its New Milford Plaza Property and its Katonah Property, which properties were acquired in fiscal 2010. As a result of its evaluation, the Company has allocated $396,000 to a liability associated with the net fair value assigned to the acquired leases at the properties, which amounts represent a non-cash investing activity and are therefore not included in the accompanying consolidated statement of cash flows for the fiscal year ended October 31, 2011.

During fiscal 2010, the Company completed its evaluation of the acquired leases at three bank properties which were acquired in fiscal 2009. As a result of its evaluation, the Company has allocated $1.7 million to a liability associated with the net fair value assigned to the acquired leases at the properties, which amounts represent a non-cash investing activity and are therefore not included in the accompanying consolidated statement of cash flows for the fiscal year ended October 31, 2010.

For the years ended October 31, 2012, 2011 and 2010, the net amortization of above-market and below-market leases amounted to $515,000, $262,000 and $300,000, respectively, which amounts are included in base rents in the accompanying consolidated statements of income.

In fiscal 2012, the Company incurred costs of approximately $6.5 million related to capital improvements to its properties and leasing costs.

(4) NON-CORE PROPERTIES

At October 31, 2012, the non-core properties consist of two industrial properties ("the St. Louis" property and "the Dallas" property) located outside of the Northeast region of the United States. The Board of Directors has authorized management, subject to its approval of any contract for sale, to sell the non-core properties of the Company over a period of several years in furtherance of the Company's objectives to focus on northeast properties.

The components of non-core properties were as follows (in thousands):

	2012	2011
Land	**$450**	$450
Buildings and improvements	**145**	145
	595	595
Accumulated depreciation	**(42)**	(11)
	$553	$584

Minimum rental payments on non-cancelable operating leases of the non-core properties totaling $7,121,000 become due as follows: 2013—$1,597,000; 2014—$1,597,000; 2015—$1,792,000; 2016—$1,831,000; 2017—$304,000.

(5) DISCONTINUED OPERATIONS

In fiscal 2010, the Company completed the negotiations on a contract to sell two properties for a sales price, including closing costs, of $7.8 million. In accordance with ASC Topic 205 and 360, the Company adjusted the carrying value of the property to $7.8 million and realized a loss on asset held for sale of approximately $300,000. The $300,000 in fiscal 2010 is included in other expense on the accompanying consolidated statement of income as the Company determined that the amount of loss, operations and revenue of the properties were insignificant to disclose separately as discontinued operations.

(6) MORTGAGE NOTE RECEIVABLE

At October 31, 2012, mortgage note receivable consisted of one fixed rate mortgage with a contractual interest rate of 9%. The mortgage note matures on January 15, 2013 and is secured by a retail property. Interest is recognized on the effective yield method. The mortgage note is recorded at a discounted amount which reflects the market interest rate at the time of acceptance of the note. At October 31, 2012, the remaining unamortized discount was $6,000.

At October 31, 2012, principal payments on the mortgage note receivable become due as follows: 2013—$898,000.

(7) MORTGAGE NOTES PAYABLE, BANK LINES OF CREDIT AND OTHER LOANS

At October 31, 2012, mortgage notes payable and other loans are due in installments over various periods to fiscal 2027 at effective rates of interest ranging from 2.8% to 11.3% and are collateralized by real estate investments having a net carrying value of approximately $220 million.

Combined aggregate principal maturities of mortgage notes payable during the next five years and thereafter are as follows (in thousands):

	Principal Repayments	Scheduled Amortization	Total
2013	$ 3,191	$ 2,900	$ 6,091
2014	—	2,987	2,987
2015	4,480	3,127	7,607
2016	—	3,207	3,207
2017	49,623	3,140	52,763
Thereafter	64,471	6,110	70,581
	$121,765	$21,471	$143,236

In September of fiscal 2012, the Company entered into a new $80 million Unsecured Revolving Credit Facility (the "Facility") with a syndicate of four banks led by The Bank of New York Mellon, as administrative agent. The syndicate also includes Wells Fargo Bank N.A. (syndication agent), Bank of Montreal and Regions Bank (co-documentation agents). This new unsecured revolving credit facility replaced the Company's existing $50 million Unsecured Revolving Credit Agreement which was scheduled to mature in February of 2013. The new Facility gives the Company the option, under certain conditions, to increase the Facility's borrowing capacity up to $125 million. The maturity date of the Facility is September 21, 2016 with a one-year extension at the Company's option. Borrowings under the Facility can be used for, among other things, acquisitions, working capital, capital expenditures, and repayment of other indebtedness and the issuance of letters of credit (up to $10 million). Borrowings will bear interest at the Company's option of Eurodollar rate plus 1.5% to 2.0% or The Bank of New York Mellon's prime lending rate plus 0.50% based on consolidated indebtedness, as defined. The Company will pay an annual fee on the unused commitment amount of up to 0.25% to 0.35% based on outstanding borrowings during the year. The Facility contains certain representations, financial and other covenants typical for this type of facility. The Company's ability to borrow under the Facility is subject to its compliance with the covenants and other restrictions on an ongoing basis. The principal financial covenants limit the Company's level of secured and unsecured indebtedness and additionally require the Company to maintain certain debt coverage ratios. The Company was in compliance with such covenants at October 31, 2012. In conjunction with the execution of the new Facility the Company terminated its existing $30 million secured revolving credit facility with The Bank of New York Mellon.

During fiscal 2012, the Company borrowed a total of $8 million on its Facility to fund its equity for a property acquisition and to make an additional investment in one of its unconsolidated joint ventures; this amount was repaid in October 2012.

In December 2011 (fiscal 2012), the Company, through a wholly owned subsidiary, assumed a first mortgage payable secured by Eastchester Plaza with an estimated fair value of approximately $3.6 million. The mortgage matured in April 2012 and was repaid.

In March 2012, the Company assumed a first mortgage payable in the amount of $7.4 million in conjunction with its investment in Orangeburg (see note 9 below). The loan requires payments of principal and interest at a fair market value interest rate of 2.04% (6.19% contractual rate). Subsequent to the assumption, Orangeburg extended the loan with the current lender for an additional five years, leaving all terms unchanged, except the interest rate that was adjusted to a fixed rate of 2.78%. The loan now matures in October 2017. The operating agreement for Orangeburg requires that the loan be refinanced and not repaid at maturity.

In February 2012, the Company borrowed $28 million by placing a non-recourse first mortgage on one of its unencumbered properties. The loan is for a term of ten years and will require payments of principal and interest based on a thirty-year amortization schedule at the fixed interest rate of 4.85%. The proceeds of the loan were used to repay approximately $28 million in borrowing on the Company's revolving credit facility.

In October of 2012, the Company repaid, at maturity, its first mortgage payable secured by its New Milford property in the amount of $8.3 million.

In August 2012, a wholly owned subsidiary of the Company completed the installation of a solar power system (the "Ferry System") at the Company's Ferry Plaza Shopping Center in Newark, New Jersey at a total cost of approximately $1.7 million. The subsidiary of the Company financed a portion of the project with a loan in the amount of $1.1 million from The Public Service Electric and Gas Company of New Jersey ("PSE&G"), through PSE&G's "Solar Loan Program II". The loan requires monthly payments of principal and interest at 11.3% per annum through its maturity date of August 31, 2027. The subsidiary of the Company has the option of repaying all or part of the PSE&G loan, including interest, with Solar Renewable Energy Credits ("SREC's") that are expected to be generated by the Ferry System. The remaining cost of the Ferry System was funded by a renewable energy grant from the federal government.

In fiscal 2011, the Company, through a wholly owned subsidiary, assumed a first mortgage payable with an estimated fair value of approximately $5.0 million in conjunction with its purchase of Fairfield Plaza. The mortgage requires payments of principal and interest at a fixed rate of interest of 5.0% with a maturity of August 2015.

In October of 2011, the Company repaid, at maturity, its first mortgage payable secured by its Carmel property in the amount of $4.0 million.

In May 2011, a wholly owned subsidiary of the Company completed the installation of a solar power system (the "Emerson System") at the Company's Emerson Shopping Center in Emerson, New Jersey at a total cost of approximately $1.2 million. The subsidiary of the Company financed a portion of the project with a loan in the amount of $819,000 from PSE&G, through PSE&G's "Solar Loan Program II". The loan requires monthly payments of principal and interest at 11.3% per annum through its maturity date of May 31, 2026. The subsidiary of the Company has the option of repaying all or part of the PSE&G loan, including interest, with SREC's that are expected to be generated by the Emerson System. The remaining cost of the Emerson System was funded by a renewable energy grant from the federal government.

In January 2011, a wholly owned subsidiary of the Company completed the installation of a solar power system (the "Valley Ridge System") at the Company's Valley Ridge Shopping Center in Wayne, New Jersey at a total cost of approximately $1.1 million. In conjunction with the solar installation the subsidiary of the Company financed a portion of the project with a loan in the amount of $726,000 from PSE&G, through PSE&G's "Solar Loan Program I". The loan requires monthly payments of principal and interest at 11.11% per annum through its maturity date of January 31, 2026. The subsidiary of the Company has the option of repaying all or part of the PSE&G loan, including interest, with SREC's that are expected to be generated by the Valley Ridge System. The remaining cost of the Valley Ridge System was funded by a renewable energy grant from the federal government.

In fiscal 2010, the Company repaid, at maturity, its first mortgage payable secured by its Somers property in the amount of $5.2 million.

In fiscal 2010, the Company, through a wholly owned subsidiary, assumed a first mortgage payable with an estimated fair value of approximately $9.2 million in conjunction with its purchase of New Milford. The mortgage requires payments of principal and interest at a fixed rate of interest of 3.9% with a maturity of December 2012.

Interest paid in the years ended October 31, 2012, 2011, and 2010 was approximately $8.6 million, $7.6 million and $7.5 million, respectively.

(8) REDEEMABLE PREFERRED STOCK

The Company is authorized to issue up to 20,000,000 shares of Preferred Stock. At October 31, 2012, the Company had issued and outstanding 224,027 shares of Series C Senior Cumulative Preferred Stock (Series C Preferred Stock), 2,450,000 shares of Series D Senior Cumulative Preferred Stock (Series D Preferred Stock) (see Note 11), and 5,175,000 shares of Series F Cumulative Preferred Stock (see note 11).

The following table sets forth the details of the Company's redeemable preferred stock as of October 31, 2012 and 2011 (amounts in thousands, except share data):

	October 31,	
	2012	2011
8.50% Series C Senior Cumulative Preferred Stock; liquidation preference of $100 per share; issued and outstanding 224,027 and 400,000 shares	**$21,510**	$38,406
8.50% Series E Senior Cumulative Preferred Stock; liquidation preference of $25 per share; issued and outstanding -0- and 2,400,000 shares	**—**	57,797
Total Redeemable Preferred Stock	**$21,510**	$96,203

On October 22, 2012 the Company repurchased 175,973 shares of its Series C Preferred Stock for $103.50 per share ($18.2 million). As a result of the repurchase, the $1.3 million excess of the repurchase price of the preferred shares paid over the carrying amount of the shares is included as a reduction of income available to Common and Class A Common shareholders in the accompanying consolidated statement of income for year ended October 31, 2012.

On October 22, 2012, the Company called for the redemption on November 21, 2012 of all of its 2,400,000 shares of Series E Senior Cumulative Preferred Stock at a make-whole price of $25.77 per share (liquidation value $25.00 per share). As a result, the Company has reclassified the $58.5 million net book value of the Series E Shares as a liability (from Redeemable Preferred Stock) at October 31, 2012. The difference between the redemption amount and the net book value of the Series E Shares is being accreted from the date the redemption became probable through the November 21, 2012 redemption date. As a result the Company included $710,600 as a reduction of income available to Common and Class A Common shareholders in the accompanying consolidated statement of income for year ended October 31, 2012.

The Series C Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not convertible into other securities or property of the Company. Commencing May 2013 the Company, at its option, may redeem the Series C Preferred Stock in whole or in part, at a redemption price equal to the liquidation preference per share, plus all accrued and unpaid dividends.

Upon a change in control of the Company (as defined), each holder of Series C Preferred Stock has the right, at such holder's option, to require the Company to repurchase all or any part of such holder's stock for cash at a repurchase price equal to the liquidation preference per share plus all accrued and unpaid dividends.

The Series C Preferred Stock contains covenants that require the Company to maintain certain financial coverages relating to fixed charge and capitalization ratios. Shares of the Series C Preferred Stock are non-voting; however, under certain circumstances (relating to non-payment of dividends or failure to comply with the financial covenants) the Series C preferred stockholders will be entitled to elect two directors. The Company was in compliance with such covenants at October 31, 2012.

As the holders of the Series C Preferred Stock only have a contingent right to require the Company to repurchase all or part of such holder's shares upon a change of control of the Company (as defined), the Series C Preferred Stock is classified as a redeemable equity instrument as a change in control is not certain to occur.

(9) CONSOLIDATED JOINT VENTURES AND REDEEMABLE NONCONTROLLING INTERESTS

The Company has an investment in two joint ventures, UB Ironbound, LP ("Ironbound") and Orangeburg, each of which owns a commercial retail real estate property. The Company has evaluated its investment in these two joint ventures and has concluded that both ventures are not Variable Interest Entities ("VIE or VIE's"), however both joint venture investments meet certain criteria of a sole general partner (or limited liability member) in accordance with ASC Topic 970-810 "Real Estate-Consolidation". The Company has determined that such joint ventures are fully controlled by the Company and that the presumption of control is not offset by any rights of any of the limited partners or non-controlling members in either venture and that both joint ventures should be consolidated into the consolidated financial statements of the Company. The Company's investment in both consolidated joint ventures is more fully described below:

Ironbound (Ferry Plaza)

The Company, through a wholly-owned subsidiary, is the general partner and owns 84% of one consolidated limited partnership, Ironbound, which owns a grocery-anchored shopping center.

The Ironbound limited partnership has a defined termination date of December 31, 2097. The partners in Ironbound are entitled to receive an annual cash preference payable from available cash of the partnership. Any unpaid preferences accumulate and are paid from future cash, if any. The balance of available cash, if any, is distributed in accordance with the respective partner's interests. The limited partners in Ironbound currently have the right to require the Company to repurchase all or a portion of their remaining limited partner interests at prices as defined in the Ironbound partnership agreement. Upon liquidation of Ironbound, proceeds from the sale of partnership assets are to be distributed in accordance with the respective partnership interests. The limited partners are not obligated to make any additional capital contributions to the partnership. The Company retains an affiliate of one of the limited partners in Ironbound to provide management and leasing services to the property at an annual fee equal to two percent of rental income collected, as defined.

Orangeburg

In March 2012, the Company acquired an approximate 2% interest in Orangeburg, a newly formed limited liability company in which the Company is the sole managing member. Orangeburg acquired, by contribution, a 74,000 square foot shopping center in Orangeburg, New York, at its estimated fair value of $16.0 million and the assumption of an existing first mortgage loan on the property at its estimated fair value of $7.4 million bearing interest at a fixed rate of 2.04% (6.19% contractual rate). The Company's net investment in Orangeburg amounted to $186,000. The other member (non-managing) of Orangeburg is the prior owner of the contributed property who, in exchange for contributing the net assets of the property, received units of Orangeburg equal to the value of the contributed property less the value of the assigned first mortgage payable. The Orangeburg operating agreement provides for the non-managing member to receive an annual cash distribution equal to the regular quarterly cash distribution declared by the Company for one share of the Company's Class A Common stock, which amount is attributable to each unit of Orangeburg ownership. The annual cash distribution will be paid from available cash, as defined, of Orangeburg. If there is an available cash shortfall, the managing member must contribute or loan additional capital to fund the non-managing member's required cash distribution. The balance of available cash, if any, is fully distributable to the Company. Upon liquidation, proceeds from the sale of Orangeburg assets are to be distributed in accordance with operating agreement. The non-managing member is not obligated to make any additional capital contributions to the partnership. Orangeburg has a defined termination date of December 31, 2097.

The contribution of the property to Orangeburg and the assumption by Orangeburg of the $7.4 million first mortgage loan represents a non-cash activity and is therefore not included in the accompanying 2012 consolidated statement of cash flows. The Company incurred $211,000 in acquisition costs in conjunction with the purchase.

Noncontrolling interests:

The Company accounts for non-controlling interests in accordance with ASC Topic 810, "Consolidation". Because the limited partners or non-controlling members in both Ironbound and Orangeburg have the right to require the Company to redeem all or a part of their limited partnership or limited liability company units at prices as defined in the governing agreements, the Company will report the noncontrolling interests in both consolidated joint ventures in the mezzanine section, outside of permanent equity, of the consolidated balance sheets at redemption value which approximates fair value. For the year ended October 31, 2012 and 2011, the Company adjusted the carrying value of the non-controlling interests by $(127,000) and $281,000, respectively, with the corresponding adjustment recorded in stockholders' equity.

The following table sets forth the details of the Company's redeemable non-controlling interests at October 31, 2012 and 2011 (amounts in thousands):

	October 31,	
	2012	2011
Beginning Balance	**$ 2,824**	$11,330
Initial Orangeburg noncontrolling interest	**8,724**	—
Purchase of Noncontrolling Interests	—	(8,787)
Change in Redemption Value	**(127)**	281
Ending Balance	**$11,421**	$ 2,824

(10) INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED JOINT VENTURES

At October 31, 2012 and 2011, investments in and advances to unconsolidated joint ventures consisted of the following (with the Company's ownership percentage in parentheses) (amounts in thousands):

	October 31,	
	2012	2011
Midway Shopping Center, L.P. (11.642%)	**$19,165**	$18,904
Putnam Plaza Shopping Center (66.67%)	**6,820**	6,757
81 Pondfield Road Company (20%)	**723**	723
Total	**$26,708**	$26,384

Midway Shopping Center, L.P.

The Company, through two wholly owned subsidiaries, owns an 11.642% equity interest in Midway Shopping Center L.P. ("Midway"), which owns a 247,000 square foot shopping center in Westchester County, New York. In addition, the Company loaned Midway, in the form of an unsecured note, approximately $13.2 million, which Midway used to repay $11.6 million in mortgage and unsecured loans, to complete certain tenants improvements at the property and to fund $960,000 for a good faith deposit in relation to a future mortgage refinancing. The loans to Midway were repaid in January 2013. The Company has evaluated its investment in Midway and has concluded that the venture is not a VIE and should not be consolidated into the financial statements of the Company. Although the Company only has an approximate 12% equity interest in Midway, it controls 25% of the voting power of Midway and as such has determined that it exercises significant influence over the financial and operating decisions of Midway and accounts for its investment in Midway under the equity method of accounting. Under the equity method of accounting the initial investment is recorded at cost as an investment in unconsolidated joint venture, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions from the venture. Any difference between the carrying amount of the investment on the Company's balance sheet and the underlying equity in net assets of the venture is evaluated for impairment at each reporting period.

The Company has allocated the $7.4 million excess of the carrying amount of its investment in and advances to Midway over the Company's share of Midway's net book value to real property and is amortizing the difference over the property's estimated useful life of 39 years.

Midway currently has a non-recourse first mortgage payable in the amount of $14 million. The loan bears interest only at the rate of 5.75% per annum and matures in January 2013. Midway's only other debt outstanding is its unsecured loan to the Company in the amount of $13.2 million. Midway has entered into a commitment with a new mortgage lender to borrow up to $32 million to refinance the existing first mortgage payable and Midway's unsecured debt owed to the Company. The new first mortgage payable will require monthly payments of principal and interest at a fixed rate of 4.80%. The new mortgage will mature in 2027.

Putnam Plaza Shopping Center

The Company, through a wholly owned subsidiary, owns a 66.67% undivided equity interest in the Putnam Plaza Shopping Center ("Putnam Plaza"). The Company accounts for its investment in the Putnam Plaza joint venture under the equity method of accounting since it exercises significant influence, but does not control the venture. The other venturer in Putnam Plaza has substantial participation rights in the financial decisions and operation of the property, which preclude the Company from consolidating the investment. The Company has evaluated its investment in Putnam Plaza and has concluded that the venture is not a VIE. Under the equity method of accounting the initial investment is recorded at cost as an investment in unconsolidated joint venture, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions from the venture. Any difference between the carrying amount of the investment on the Company's balance sheet and the underlying equity in net assets of the venture is evaluated for impairment at each reporting period.

Putnam Plaza has a first mortgage payable in the amount of $21 million. In September 2012, Putnam Plaza modified its existing mortgage with the lender. The modified mortgage will require monthly payments of principal and interest at a fixed rate of 4.17% and will mature in 2019. In conjunction with the modification, Putnam Plaza paid the existing lender a $315,000 prepayment penalty.

81 Pondfield Road Company

The Company's other investment in an unconsolidated joint venture is a 20% economic interest in a partnership which owns a retail and office building in Westchester County, New York.

(11) STOCKHOLDERS' EQUITY

The Series D Preferred Stock has no maturity and is not convertible into any other security of the Company. The Series D Preferred Stock is currently redeemable at the Company's option at a price of $25 per share plus accrued and unpaid dividends. Underwriting commissions and costs incurred in connection with the sale of the Series D Preferred Stock are reflected as a reduction of additional paid in capital.

During fiscal 2012, the Company sold 2,500,000 shares of Class A Common Stock in an underwritten follow-on common stock offering for $19.16 per share and raised net proceeds of $47.5 million. The Company used the proceeds of the offering to repay an $8 million existing draw on its Facility and to repay an existing $8.3 million mortgage on one of its properties when it matured. The balance of the proceeds has been temporarily invested in marketable securities.

On October 24, 2012, the Company completed the public offering of 5,175,000 Series F Cumulative Preferred Stock (the "Series F Preferred Stock") at a price of $25.00 per share for net proceeds of $125.3 million after underwriting discounts but before offering expenses. These shares are nonvoting, have no stated maturity and are redeemable for cash at $25.00 per share at the Company's option on or after October 24, 2017. Holders of these shares are entitled to cumulative dividends, payable quarterly in arrears. Dividends accrue from the date of issue at the annual rate of $1.78125 per share per annum. The holders of our Series F Preferred Stock have general preference rights with respect to liquidation and quarterly distributions. Except under certain conditions holders of the Series F Preferred Stock will not be entitled to vote on most matters. In the event of a cumulative arrearage equal to six quarterly dividends, holders of Series F Preferred Stock, together with all of the Company's other Series of preferred stock (voting as a single class without regard to series) will have the right to elect two additional members to serve on the Company's Board of Directors until the arrearage has been cured. Upon the occurrence of a Change of Control, as defined in the Company's Articles of Incorporation, the holder of the Series F Preferred Stock will have the right to convert all or part of the shares of Series F Preferred Stock held by such holder on the applicable conversion date into a number of the Company's shares of Class A common stock. Underwriting commissions and costs incurred in connection with the sale of the Series F Preferred Stock are reflected as a reduction of additional paid in capital.

During fiscal 2010, the Company sold 2,500,000 shares of Class A Common Stock in an underwritten follow-on common stock offering for $18.05 per share and raised net proceeds of $45.1 million. The Company used the proceeds of the offering to repay existing draws on its Facility that had been used to fund its equity investments in the four property acquisitions made in fiscal 2010.

The Class A Common Stock entitles the holder to 1/20 of one vote per share. The Common Stock entitles the holder to one vote per share. Each share of Common Stock and Class A Common Stock have identical rights with respect to dividends except that each share of Class A Common Stock will receive not less than 110% of the regular quarterly dividends paid on each share of Common Stock.

The Company has a Dividend Reinvestment and Share Purchase Plan, as amended (the "DRIP"), that permits stockholders to acquire additional shares of Common Stock and Class A Common Stock by automatically reinvesting dividends. During fiscal 2012, the Company issued 6,627 shares of Common Stock and 7,950 shares of Class A Common Stock (34,498 shares of Common Stock and 8,532 shares of Class A Common Stock in fiscal 2011) through the DRIP. As of October 31, 2012, there remained 370,097 shares of Common Stock and 429,808 shares of Class A Common Stock available for issuance under the DRIP.

The Company has a stockholder rights agreement that expires on November 11, 2018. The rights are not currently exercisable. When they are exercisable, the holder will be entitled to purchase from the Company one one-hundredth of a share of a newly-established Series A Participating Preferred Stock at a price of $65 per one one-hundredth of a preferred share, subject to certain adjustments. The distribution date for the rights will occur 10 days after a person or group either acquires or obtains the right to acquire 10% ("Acquiring Person") or more of the combined voting power of the Company's Common Shares, or announces an offer, the consummation of which would result in such person or group owning 30% or more of the then outstanding Common Shares. Thereafter, shareholders other than the Acquiring Person will be entitled to purchase original common shares of the Company having a value equal to two times the exercise price of the right.

If the Company is involved in a merger or other business combination at any time after the rights become exercisable, and the Company is not the surviving corporation or 50% or more of the Company assets are sold or transferred, the rights agreement provides that the holder other than the Acquiring Person will be entitled to purchase a number of shares of common stock of the acquiring company having a value equal to two times the exercise price of each right.

The Company's articles of incorporation provide that if any person acquires more than 7.5% of the aggregate value of all outstanding stock, except, among other reasons, as approved by the Board of Directors, such shares in excess of this limit automatically will be exchanged for an equal number of shares of Excess Stock. Excess Stock has limited rights, may not be voted and is not entitled to any dividends.

In a prior year, the Board of Directors of the Company approved a share repurchase program ("Program") for the repurchase of up to 1,500,000 shares of Common Stock and Class A Common Stock in the aggregate and to repurchase shares of the Company's Series C and Series D Senior Cumulative Preferred Stock (Preferred Stock) in open-market transactions. The Company did not repurchase any shares of Common, Class A Common or preferred stock during fiscal 2012 and 2011. As of October 31, 2012, the Company had repurchased 3,600 shares of Common Stock and 724,578 shares of Class A Common Stock under the program. The Company has yet to repurchase any preferred stock under the Program.

(12) STOCK COMPENSATION AND OTHER BENEFIT PLANS

Restricted Stock Plan

The Company accounts for its Restricted Stock Plan in accordance with ASC Topic 718, "Stock Compensation." On March 10, 2011, the stockholders of the Company approved an amendment to the Company's restricted stock plan (the "Plan") to provide for an additional 500,000 Common Shares or Class A Common shares to be available for issuance under the Plan. As amended, the Plan authorizes grants of up to an aggregate of 3,150,000 shares of the Company's common equity consisting of 350,000 Common shares, 350,000 Class A Common shares and 2,450,000 shares, which at the discretion of the Company's compensation committee, may be awarded in any combination of Class A Common shares or Common shares.

In January 2012, the Company awarded 175,950 shares of Common Stock and 61,600 shares of Class A Common Stock to participants in the Plan. The grant date fair value of restricted stock grants awarded to participants in 2012 was approximately $4.1 million. As of October 31, 2012, there was $12.7 million of unamortized restricted stock compensation related to non-vested restricted stock grants awarded under the Plan. The remaining unamortized expense is expected to be recognized over a weighted average period of 4.74 years. For the years ended October 31, 2012, 2011 and 2010, amounts charged to compensation expense totaled $3,824,000, $3,822,000 and $3,200,000, respectively.

A summary of the status of the Company's non-vested restricted stock awards as of October 31, 2012, and changes during the year ended October 31, 2012 are presented below:

	Common Shares		Class A Common Shares	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Non-vested at October 31, 2011	1,343,250	$15.18	386,700	$16.51
Granted	175,950	$17.04	61,600	$18.35
Vested	(45,800)	$17.55	(48,400)	$17.95
Non-vested at October 31, 2012	1,473,400	$15.33	399,900	$16.62

Profit Sharing and Savings Plan

The Company has a profit sharing and savings plan (the "401K Plan"), which permits eligible employees to defer a portion of their compensation in accordance with the Internal Revenue Code. Under the 401K Plan, the Company made contributions on behalf of eligible employees. The Company made contributions to the 401K Plan of approximately $145,000 in each of the three years ended October 31, 2012, 2011 and 2010. The Company also has an Excess Benefit and Deferred Compensation Plan that allows eligible employees to defer benefits in excess of amounts provided under the Company's 401K Plan and a portion of the employee's current compensation.

(13) FAIR VALUE MEASUREMENTS

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants.

ASC Topic 820's valuation techniques are based on observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1—Quoted prices for identical instruments in active markets
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant value drivers are observable
- Level 3—Valuations derived from valuation techniques in which significant value drivers are unobservable

Marketable debt and equity securities are valued based on quoted market prices on national exchanges.

The Company calculates the fair value of the redeemable noncontrolling interests based on either quoted market prices on national exchanges or unobservable inputs considering the assumptions that market participants would make in pricing the obligations. The inputs used include an estimate of the fair value of the cash flow generated by the limited partnership in which the investor owns the partnership units.

The fair values of interest rate swaps are determined using widely accepted valuation techniques, including discounted cash flow analysis, on the expected cash flows of each derivative. The analysis reflects the contractual terms of the swaps, including the period to maturity, and uses observable market-based inputs, including interest rate curves ("significant other observable inputs.") The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default. The Company has concluded, as of October 31, 2012, that the fair value associated with the "significant unobservable inputs" relating to the Company's risk of non-performance was insignificant to the overall fair value of the interest rate swap agreements and, as a result, the Company has determined that the relevant inputs for purposes of calculating the fair value of the interest rate swap agreements, in their entirety, were based upon "significant other observable inputs".

The Company measures its redeemable noncontrolling interests, marketable equity and debt securities classified as available for sale securities and interest rate swap derivative at fair value on a recurring basis. The fair value of these financial assets and liabilities was determined using the following inputs at October 31, 2012 and 2011 (amounts in thousands):

		Fair Value Measurements at Reporting Date Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fiscal Year Ended October 31, 2012				
Assets:				
Available for Sale Securities	$ 994	$ 994	$ —	$ —
Liabilities:				
Interest Rate Swap Agreement	$ 55	$ —	$ 55	$ —
Redeemable noncontrolling interests	$11,421	$8,584	$ —	$2,837
Fiscal Year Ended October 31, 2011				
Assets:				
Available for Sale Securities	$ 932	$ 932	$ —	$ —
Liabilities:				
Interest Rate Swap Agreement	$ 128	$ —	$128	$ —
Redeemable noncontrolling interests	$ 2,824	$ —	$ —	$2,824

Fair market value measurements based upon Level 3 inputs changed from $3,911 at November 1, 2010 to $2,824 at October 31, 2011 as a result of a $281,000 increase in the redemption value of the Company's noncontrolling interest in Ironbound in accordance with the application of ASC Topic 810, offset by a $1.4 million redemption of a portion of the Company's noncontrolling interests in Ironbound. Fair market value measurements based upon Level 3 inputs changed from $2,824 at November 1, 2011 to $2,837 at October 31, 2012 as a result of a $13,000 increase in the redemption value of the Company's noncontrolling interest in Ironbound in accordance with the application of ASC Topic 810. (See note 9)

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, tenant receivables, prepaid expenses, other assets, accounts payable, accrued expenses, revolving lines of credit and other liabilities are reasonable estimates of their fair values because of the short-term nature of these instruments.

The estimated fair value of the mortgage note receivable collateralized by real property is based on discounting the future cash flows at a year-end risk adjusted lending rate that the Company would utilize for loans of similar risk and duration. At October 31, 2012 and October 31, 2011, the estimated aggregate fair value of the mortgage note receivable was approximately $900,000 and $ 1.1 million, respectively.

The estimated fair value of mortgage notes payable was approximately $139 million and $125 million at October 31, 2012 and October 31, 2011, respectively. The estimated fair value of mortgage notes payable is based on discounting the future cash flows at a year-end risk adjusted borrowing rate currently available to the Company for issuance of debt with similar terms and remaining maturities.

Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

(14) COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company is involved in legal actions relating to the ownership and operations of its properties. In management's opinion, the liabilities, if any, that ultimately may result from such legal actions are not expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

At October 31, 2012, the Company had commitments of approximately $1.8 million for tenant-related obligations.

(15) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended October 31, 2012 and 2011 are as follows (in thousands, except per share data):

	Year Ended October 31, 2012				Year Ended October 31, 2011			
	Quarter Ended				Quarter Ended			
	Jan 31	Apr 30	July 31	Oct 31	Jan 31	Apr 30	July 31	Oct 31
Revenues	$22,684	$22,485	$23,083	$23,059	$24,526	$22,353	$21,961	$22,171
Net Income Attributable to Urstadt Biddle Properties Inc.	$ 7,037	$ 6,674	$ 7,494	$ 7,053	$10,149	$ 6,913	$ 7,522	$ 7,059
Preferred Stock Dividends	(3,273)	(3,274)	(3,273)	(3,447)	(3,273)	(3,274)	(3,273)	(3,274)
Redemption of Preferred Stock	—	—	—	(2,027)	—	—	—	—
Net Income Applicable to Common and Class A Common Stockholders	$ 3,764	$ 3,400	$ 4,221	$ 1,579	$ 6,876	$ 3,639	$ 4,249	$ 3,785
Per Share Data:								
Basic Earnings Per Share:								
Class A Common Stock	$.14	$.12	$.15	$.06	$.25	$.13	$.16	$.14
Common Stock	$.13	$.11	$.14	$.05	$.23	$.12	$.14	$.13
Diluted Earnings Per Share:								
Class A Common Stock	$.13	$.12	$.15	$.05	$.25	$.13	$.15	$.14
Common Stock	$.12	$.11	$.14	$.05	$.23	$.12	$.14	$.12

(16) SUBSEQUENT EVENTS

On December 12, 2012, the Board of Directors of the Company declared cash dividends of $.225 for each share of Common Stock and $.250 for each share of Class A Common Stock. The dividends are payable on January 18, 2013 to stockholders of record on January 4, 2013. The Board of Directors also ratified the actions of the Company's compensation committee authorizing the awards of 175,950 shares of Common Stock and 64,600 shares of Class A Common Stock to certain key officers and directors of the Company, effective January 2, 2013 pursuant to the Company's restricted stock plan. The fair value of the shares awarded totaling $4.5 million will be charged to expense over the respective vesting periods.

In November 2012, the Company invested approximately $27 million of the cash proceeds from its recently completed Class A Common stock and preferred stock public offerings in marketable equity securities pending the investment of those proceeds in income producing retail commercial property or for general corporate purposes.

In November 2012, the Company entered into a contract to purchase a 109,000 square foot retail shopping center for $34.9 million. In connection with the anticipated purchase, the Company will assume a first mortgage loan encumbering the property in the approximate amount of $19.1 million. The mortgage loan bears interest at the rate of 5.68% per annum. The mortgage matures in January 2022. The remaining equity needed to complete the acquisition will be funded with proceeds from the Company's recently completed Class A Common Stock and Series F Preferred Stock offerings.

In December 2012, the Company purchased equity interests in four commercial real estate properties located in the Company's core marketplace with a combined GLA of 139,800 square feet. The gross purchase price of the properties was $24.7 million. The Company funded its equity with proceeds from its recently completed Class A Common Stock and Series F Preferred Stock offerings.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Urstadt Biddle Properties Inc.

We have audited the accompanying consolidated balance sheets of Urstadt Biddle Properties Inc. (the "Company") as of October 31, 2012 and 2011 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Urstadt Biddle Properties Inc. at October 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2012 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 10, 2013 expressed an unqualified opinion thereon.

New York, New York
January 10, 2013

PKF O'Connor Davies
A Division of O'Connor Davies, LLP

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this report.

Forward-Looking Statements

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this report that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, including, among other things, general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those anticipated in the forward-looking statements.

Executive Summary and Overview

The Company, a REIT, is a fully integrated, self-administered real estate company, engaged in the acquisition, ownership and management of commercial real estate, primarily neighborhood and community shopping centers in the northeastern part of the United States. Other real estate assets include office and industrial properties. The Company's major tenants include supermarket chains and other retailers who sell basic necessities. At October 31, 2012, the Company owned or had equity interests in 54 properties containing a total of 4.9 million square feet of GLA of which approximately 91% was leased. Included in the 54 properties are equity interests in three unconsolidated joint ventures at October 31, 2012. These joint ventures were approximately 96% leased. The Company has paid quarterly dividends to its shareholders continuously since our founding in 1969 and has increased the level of dividend payments to its shareholders for 19 consecutive years.

The Company derives substantially all of its revenues from rents and operating expense reimbursements received pursuant to long-term leases and focuses its investment activities on community and neighborhood shopping centers, anchored principally by regional supermarket chains. The Company believes, because of the need of consumers to purchase food and other staple goods and services generally available at supermarket-anchored shopping centers, that the nature of its investments provide for relatively stable revenue flows even during difficult economic times. The Company is experiencing and, in fiscal 2013, expects that it may continue to experience a higher level of vacancies, relative to the Company's historical norm, at some of its shopping centers and a lengthening in the time required for releasing of vacant space, as the current economic downturn continues to negatively affect retail companies. However, the Company believes it is well positioned to weather any difficulties it might encounter. The Company currently has 447,000 square feet of vacant space in its property portfolio. Of this vacant space, 235,000 square feet, or 53% of the Company's vacant space, is located in five properties that have been more difficult to lease or are in various stages of redevelopment. Management is confident that the strategy it has in place for each of these five properties will allow the vacant spaces to be leased and the properties to operate more efficiently within the next twelve to twenty-four months. Of the 235,000 square feet vacant in these five properties, the Company:

- Has leased subsequent to year end 6,000 square feet, (1.39% of the Company's vacant space)
- Has 16,500 square feet of leases ready to be executed (3.82% of the Company's vacant space)
- Is currently in negotiations on new leases for approximately 130,000 square feet (29% of the Company's vacant space)

Once these leases are executed our leased rate will increase by approximately 4%. Income from such leases should accrue to our earnings sometime in fiscal 2013 or fiscal 2014. The Company has a strong capital structure with only $3.2 million in secured debt maturing in the next 12 months. Consistent with its business strategy, the Company expects to continue to explore acquisition opportunities that may arise.

Primarily as a result of property acquisitions in fiscal 2011 and 2012, the Company's financial data, excluding the one-time lease termination income in fiscal 2011, shows increases in total revenues and expenses from period to period.

The Company focuses on increasing cash flow, and consequently the value of its properties, and seeks continued growth through strategic re-leasing, renovations and expansion of its existing properties and selective acquisition of income-producing properties, primarily neighborhood and community shopping centers in the northeastern part of the United States.

Key elements of the Company's growth strategies and operating policies are to:

- Acquire neighborhood and community shopping centers in the northeastern part of the United States with a concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey
- Hold core properties for long-term investment and enhance their value through regular maintenance, periodic renovation and capital improvement
- Selectively dispose of non-core and underperforming properties and re-deploy the proceeds into properties located in the northeast region
- Increase property values by aggressively marketing available GLA and renewing existing leases
- Renovate, reconfigure or expand existing properties to meet the needs of existing or new tenants
- Negotiate and sign leases which provide for regular or fixed contractual increases to minimum rents
- Control property operating and administrative costs

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are both important to the presentation of the Company's financial condition and results of operations and require management's most difficult, complex or subjective judgments. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of the Company's accounting policies included in Note 1 to the consolidated financial statements of the Company.

Revenue Recognition

Revenues from operating leases include revenues from core properties and non-core properties. Rental income is generally recognized based on the terms of leases entered into with tenants. In those instances in which the Company funds tenant improvements and the improvements are deemed to be owned by the Company, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. When the Company determines that the tenant allowances are lease incentives, the Company commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. Minimum rental income from leases with scheduled rent increases is recognized on a straight-line basis over the lease term. Percentage rent is recognized when a specific tenant's sales breakpoint is achieved. Property operating expense recoveries from tenants of common area maintenance, real estate taxes and other recoverable costs are recognized in the period the related expenses are incurred. Lease incentives are amortized as a reduction of rental revenue over the respective tenant lease terms. Lease termination amounts are recognized in operating revenues when there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and the termination consideration is probable of collection. Lease termination amounts are paid by tenants who want to terminate their lease obligations before the end of the contractual term of the lease by agreement with the Company. There is no way of predicting or forecasting the timing or amounts of future lease termination fees. Interest income is recognized as it is earned. Gains or losses on disposition of properties are recorded when the criteria for recognizing such gains or losses under accounting principles generally accepted in the United States of America ("GAAP") have been met.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is established based on a quarterly analysis of the risk of loss on specific accounts. The analysis places particular emphasis on past-due accounts and considers information such as the nature and age of the receivables, the payment history of the tenants or other debtors, the financial condition of the tenants and any guarantors and management's assessment of their ability to meet their lease obligations, the basis for any disputes and the status of related negotiations, among other things. Management's estimates of the required allowance are subject to revision as these factors change and are sensitive to the effects of economic and market conditions on tenants, particularly those at retail properties. Estimates are used to establish reimbursements from tenants for common area maintenance, real estate tax and insurance costs. The Company analyzes the balance of its estimated accounts receivable for real estate taxes, common area maintenance and insurance for each of its properties by comparing actual recoveries versus actual expenses and any actual write-offs. Based on its analysis, the Company may record an additional amount in its allowance for doubtful accounts related to these items. It is also the Company's policy to maintain an allowance of approximately 10% of the deferred straight-line rents receivable balance for future tenant credit losses.

Real Estate

Land, buildings, property improvements, furniture/fixtures and tenant improvements are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and/or replacements, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

The amounts to be capitalized as a result of an acquisition and the periods over which the assets are depreciated or amortized are determined based on estimates as to fair value and the allocation of various costs to the individual assets. The Company allocates the cost of an acquisition based upon the estimated fair value of the net assets acquired. The Company also estimates the fair value of intangibles related to its acquisitions. The valuation of the fair value of intangibles involves estimates related to market conditions, probability of lease renewals and the current market value of in-place leases. This market value is determined by considering factors such as the tenant's industry, location within the property and competition in the specific region in which the property operates. Differences in the amount attributed to the intangible assets can be significant based upon the assumptions made in calculating these estimates.

The Company is required to make subjective assessments as to the useful life of its properties for purposes of determining the amount of depreciation. These assessments have a direct impact on the Company's net income.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-40 years
Property Improvements	10-20 years
Furniture/Fixtures	3-10 years
Tenant Improvements	Shorter of lease term or their useful life

Asset Impairment

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property value is considered impaired when management's estimate of current and projected operating cash flows (undiscounted and without interest) of the property over its remaining useful life is less than the net carrying value of the property. Such cash flow projections consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss is measured as the excess of the net carrying amount of the property over the fair value of the asset. Changes in estimated future cash flows due to changes in the Company's plans or market and economic conditions could result in recognition of impairment losses which could be substantial. Management does not believe that the value of any of its rental properties is impaired at October 31, 2012.

LIQUIDITY AND CAPITAL RESOURCES

In October 2012, the Company completed two equity offerings and raised approximately $173 million in capital. Through October 31, 2012 and in the subsequent period to the date of this report the Company has used approximately $16.3 million to repay outstanding variable rate and fixed rate mortgage debt that matured and used approximately $81 million in connection with the repurchase of a portion of the Company's Series C Senior Cumulative Preferred Stock and the redemption of all of its outstanding Series E Senior Cumulative Preferred Stock. In addition, the Company is planning on redeeming the remaining Series C Cumulative Preferred Stock when it is able to in May of 2013. Subsequent to year end the Company used approximately $24.7 million and is committed to use an additional $34 million in proceeds from the aforementioned stock offerings to purchase income producing commercial real estate. See note 16, included in the Company's financial statements in this report for more information.

At October 31, 2012, the Company had unrestricted cash and cash equivalents of $78.1 million compared to $4.5 million at October 31, 2011. The Company's sources of liquidity and capital resources include its cash and cash equivalents, proceeds from bank borrowings and long-term mortgage debt, capital financings and sales of real estate investments. Payments of expenses related to real estate operations, debt service, management and professional fees, and dividend requirements place demands on the Company's short-term liquidity.

The Company maintains a very conservative capital structure with low leverage levels by commercial real estate standards. As a result of this low leverage level, the Company has been able to avoid the balance sheet recapitalizations that many other commercial real estate companies have had to undertake during the recent down-turn in the economy. The Company maintains a ratio of total debt to total assets below 30% and a very strong fixed charge coverage ratio of over 2.2 to 1, which we believe will allow the Company to obtain additional secured mortgage borrowings if necessary. The Company has $3.2 million of fixed rate debt coming due in fiscal 2013, which it plans to repay with available cash or borrowings on its lines of credit. At October 31, 2012, the Company had loan availability of $68.4 million on its unsecured revolving line of credit. In addition, $11.6 million in borrowings on the Company's unsecured revolving credit facility were loaned to the Company's Midway unconsolidated joint venture investment. This loan was repaid in January 2013 when Midway completed the refinancing of its first mortgage. The Company then repaid the aforementioned $11.6 million borrowing on its unsecured line of credit, leaving a full undrawn balance of $80 million available to the Company as of the date of this report.

The Company is currently experiencing a reduction of rental revenues at some of the Company's properties because of tenant vacancies. Until these vacancies are re-leased and new tenants begin to pay rent, the Company's cash flow will continue to be negatively affected. Currently the Company is paying approximately 90% of its funds from operations (excluding preferred stock redemption charges) out to shareholders in the form of common stock dividends. Although the Company does not anticipate having to reduce its dividend on common stock, and has no plans to do so, a further significant decline in rental revenue, without a corresponding reduction in expenses, could lead the Company to conclude that it should reduce its common stock dividend until the dividend payout ratio returns to more conservative levels.

Cash Flows

The Company expects to meet its short-term liquidity requirements primarily by generating net cash from the operations of its properties. The Company believes that its net cash provided by operations will be sufficient to fund its short-term liquidity requirements for fiscal 2013 and to meet its dividend requirements necessary to maintain its REIT status. In fiscal 2012, 2011 and 2010, net cash flow provided by operations amounted to $52.5 million, $46.5 million and $45.2 million, respectively. Cash dividends paid on common and preferred shares increased to $42.6 million in fiscal 2012 compared to $41.3 million in fiscal 2011 and $38.9 million in fiscal 2010.

The Company expects to continue paying regular dividends to its stockholders. These dividends will be paid from operating cash flows which are expected to increase due to property acquisitions and growth in operating income in the existing portfolio and from other sources. The Company derives substantially all of its revenues from rents under existing leases at its properties. The Company's operating cash flow therefore depends on the rents that it is able to charge to its tenants, and the ability of its tenants to make rental payments. The Company believes that the nature of the properties in which it typically invests, primarily grocery-anchored neighborhood and community shopping centers, provides a more stable revenue flow in uncertain economic times, in that consumers still need to purchase basic staples and convenience items. However, even in the geographic areas in which the Company owns properties, general economic downturns may adversely impact the ability of the Company's tenants to make lease payments and the Company's ability to re-lease space as leases expire. In either of these cases, the Company's cash flow could be adversely affected. Over the last several years, the entire retail commercial real estate industry has seen increased competition from Internet commerce, which has made it more difficult for certain types of "brick and mortar" businesses to compete, the result of which has been to reduce the tenant pool for retail commercial real estate owners like us. The Company is aware of this threat and at this point does not believe it is material, but continues to monitor it. If Internet commerce continues to erode the need for traditional retail stores it could make it more difficult for the Company to lease available space and the Company's future cash flow could be adversely affected.

Net Cash Flows from:

Operating Activities

Net cash flows provided by operating activities amounted to $52.5 million in fiscal 2012, compared to $46.5 million in fiscal 2011, and $45.2 million in fiscal 2010. The changes in operating cash flows were primarily the result of:

Increase from fiscal 2011 to fiscal 2012:

The addition of the net operating results of the Company's acquired properties in fiscal 2011 and fiscal 2012 and the collection of tenant receivables related to common area maintenance and real estate tax reimbursements by tenants.

Increase from fiscal 2010 to fiscal 2011:

The addition of the net operating results of the Company's acquired properties in fiscal 2010 and fiscal 2011.

Investing Activities

Net cash flows used in investing activities was $10.8 million in fiscal 2012, $42.4 million in fiscal 2011 and $51.2 million in fiscal 2010. The change in investing cash flows was primarily the result of:

Decrease in cash used from fiscal 2011 to fiscal 2012:

The Company acquiring only two properties requiring $5.4 million in equity in fiscal 2012 versus acquisitions requiring $33.7 million in equity (including the purchase of noncontrolling interests) in fiscal 2011.

Decrease in cash used from fiscal 2010 to fiscal 2011:

The Company acquiring only $33.7 million in properties (including the purchase of noncontrolling interests) in fiscal 2011 versus $46.2 million (four properties) in properties in fiscal 2010, offset by the Company incurring $3.4 million more in improvements and deferred charges related to its properties in fiscal 2011 when compared with 2010.

The Company also invests in its properties and regularly pays for capital expenditures for property improvements, tenant costs and leasing commissions.

Financing Activities

Net cash flows provided by financing activities amounted to $31.8 million in fiscal 2012 as compared with net cash used in financing activities in the amount of $15.3 million in fiscal 2011 and net cash provided by financing activities of $11.4 million in fiscal 2010. The change in net cash provided (used) by financing activities was primarily attributable to:

Cash generated:

Fiscal 2012: (Total $259.1 million)
- Proceeds from revolving credit line borrowings for property acquisitions in the amount of $58.0 million.
- Proceeds from mortgaging a previously unencumbered property in amount of $28.0 million.
- Proceeds from the sale of 2.5 million shares of Class A Common stock in a follow-on public offering.
- Proceeds from the sale of 5.175 million shares of a new Series of Redeemable Preferred Stock (Series F) in a public offering.

Fiscal 2011: (Total $32.5 million)
- Proceeds from revolving credit line borrowings for property acquisitions in the amount of $30.3 million.

Fiscal 2010: (Total $90.0 million)
- Proceeds from Class A Common stock offering of $46.0 million.
- Proceeds from revolving credit line borrowings for property acquisitions in the amount of $44.0 million.

Cash used:

Fiscal 2012: (Total $227.2 million)
- Dividends to shareholders in the amount of $42.6 million.
- Repayment of mortgage notes payable in the amount of $15.0 million.
- Repayment of revolving credit line borrowings in the amount of $88.3 million.
- Repurchase of shares of the Company's Series C and redemption of all of the Series E Senior Cumulative Preferred Stock in the combined amount of $81 million.

Fiscal 2011: (Total $47.9 million)
- Dividends to shareholders in the amount of $41.3 million.
- Repayment of mortgage notes payable in the amount of $6.6 million.

Fiscal 2010: (Total $78.7 million)
- Dividends to shareholders in the amount of $38.9 million.
- Repayment of revolving credit line borrowings in the amount of $32.4 million.
- Repayment of mortgage notes payable in the amount of $7.4 million.

Capital Resources

The Company expects to fund its long-term liquidity requirements such as property acquisitions, repayment of indebtedness and capital expenditures through other long-term indebtedness (including indebtedness assumed in acquisitions), proceeds from sales of properties and/or the issuance of equity securities. The Company believes that these sources of capital will continue to be available to it in the future to fund its long-term capital needs; however, there are certain factors that may have a material adverse effect on its access to capital sources. The Company's ability to incur additional debt is dependent upon its existing leverage, the value of its unencumbered assets and borrowing limitations imposed by existing lenders. The Company's ability to raise funds through sales of equity securities is dependent on, among other things, general market conditions for REITs, market perceptions about the Company and its stock price in the market. The Company's ability to sell properties in the future to raise cash will be dependent upon market conditions at the time of sale.

Financings and Debt

In October 2012, the Company sold 2,500,000 shares of Class A Common Stock in an underwritten follow-on common stock offering that raised net proceeds of $47.5 million and sold 5,175,000 shares of a new series of 7.125% Redeemable Preferred Stock (Series F) and raised additional proceeds of $125 million. The Company used $16.3 million of the proceeds from the stock offerings to repay variable rate debt it had drawn for property acquisitions in fiscal 2012 and repaid a mortgage secured by one of the Company's properties when it matured. In addition, the Company used approximately $81.3 million in connection with the repurchase of a portion of its Series C Senior Cumulative Preferred Stock and the redemption of all of the outstanding shares of the Series E Senior Cumulative Preferred Stock.

In September of fiscal 2012, the Company entered into a new $80 million Unsecured Revolving Credit Facility (the "Facility") with a syndicate of four banks led by The Bank of New York Mellon, as administrative agent. The syndicate also includes Wells Fargo Bank N.A. (syndication agent), Bank of Montreal and Regions Bank (co-documentation agents). This new unsecured revolving credit facility replaced the Company's existing $50 million Unsecured Revolving Credit Agreement which was scheduled to mature in February of 2013. The new Facility gives the Company the option, under certain conditions, to increase the Facility's borrowing capacity up to $125 million. The maturity date of the Facility is September 21, 2016 with a one-year extension at the Company's option. Borrowings under the Facility can be used for, among other things, acquisitions, working capital, capital expenditures, and repayment of other indebtedness and the issuance of letters of credit (up to $10 million). Borrowings will bear interest at the Company's option of Eurodollar rate plus 1.5% to 2.0% or The Bank of New York Mellon's prime lending rate plus 0.50% based on consolidated indebtedness, as defined. The Company will pay an annual fee on the unused commitment amount of up to 0.25% to 0.35% based on outstanding borrowings during the year. The Facility contains certain representations, financial and other covenants typical for this type of facility. The Company's ability to borrow under the Facility is subject to its compliance with the covenants and other restrictions on an ongoing basis. The principal financial covenants limit the Company's level of secured and unsecured indebtedness and additionally require the Company to maintain certain debt coverage ratios. The Company was in compliance with such covenants at October 31, 2012. In conjunction with the execution of the new Facility the Company terminated its existing $30 million secured revolving credit facility with The Bank of New York Mellon.

During fiscal 2012, the Company borrowed a total of $8 million on its Facility to fund its equity for a property acquisition and to make an additional investment in one of its unconsolidated joint ventures; this amount was repaid in October 2012.

In October 2012, the Company repaid its first mortgage payable secured by its New Milford property in the amount of $8.3 million.

In August 2012, a wholly owned subsidiary of the Company completed the installation of a solar power system (the "Ferry System") at the Company's Ferry Plaza Shopping Center in Newark, New Jersey at a total cost of approximately $1.7 million. The subsidiary of the Company financed a portion of the project with a loan in the amount of $1.1 million from The Public Service Electric and Gas Company of New Jersey ("PSE&G"), through PSE&G's "Solar Loan Program II". The loan requires monthly payments of principal and interest at 11.3% per annum through its maturity date of August 31, 2027. The subsidiary of the Company has the option of repaying all or part of the PSE&G loan, including interest, with Solar Renewable Energy Credits ("SREC's") that are expected to be generated by the Ferry System. The remaining cost of the Ferry System was funded by a renewable energy grant from the federal government.

In March 2012, the Company assumed a first mortgage payable in the amount of $7.4 million in conjunction with its investment in UB Orangeburg, LLC ("Orangeburg"). Subsequent to the assumption, Orangeburg extended the loan with the current lender for an additional five years at an interest rate of 2.78%. The loan now matures in October 2017. The operating agreement for Orangeburg requires that the loan be refinanced and not repaid at maturity.

In February 2012, the Company borrowed $28 million by placing a non-recourse first mortgage on one of its unencumbered properties. The loan is for a term of ten years and will require payments of principal and interest based on a thirty-year amortization schedule at the fixed interest rate of 4.85%. The proceeds of the loan were used to repay approximately $28 million in borrowing on the Company's Facility.

In December 2011 (fiscal 2012), the Company, through a wholly owned subsidiary, assumed a first mortgage payable secured by Eastchester Plaza with an estimated fair value of approximately of $3.6 million. The mortgage matured in April 2012 and was repaid.

In fiscal 2011, the Company borrowed a total of $25.5 million on its Facility to fund its equity in two property acquisitions, its additional investment in UB Ironbound, L.P., and capital and tenant improvements relating to some of its properties.

In fiscal 2011, the Company borrowed $800,000 on the Facility to fund an additional debt investment in the Midway Shopping Center L.P., which the partnership used to fund tenant improvements.

In fiscal 2011, the Company, through a wholly owned subsidiary, assumed a first mortgage payable with an estimated fair value of approximately $5.0 million in conjunction with its purchase of the Fairfield Plaza Shopping Center. The mortgage requires payments of principal and interest at a fixed rate of interest of 5.0% with a maturity of August 2015.

In fiscal 2011, the Company repaid, at maturity, its first mortgage payable secured by its Carmel, New York property in the amount of $4.0 million.

During fiscal 2011, a wholly owned subsidiary of the Company completed the installation of a solar power system (the "Emerson System") at the Company's Emerson Shopping Center in Emerson, New Jersey at a total cost of approximately $1.2 million. The subsidiary of the Company financed a portion of the project with a loan in the amount of $819,000 from PSE&G, through PSE&G's "Solar Loan Program II". The loan requires monthly payments of principal and interest at 11.3% per annum through its maturity date of May 31, 2026. The subsidiary of the Company has the option of repaying all or part of the PSE&G loan, including interest, with SREC's that are expected to be generated by the Emerson System. Most of the remaining cost of the Emerson System was funded by a renewable energy grant from the federal government.

During fiscal 2011, a wholly owned subsidiary of the Company completed the installation of a solar power system (the "Valley Ridge System") at the Company's Valley Ridge Shopping Center in Wayne, New Jersey at a total cost of approximately $1.1 million. In conjunction with the solar installation the subsidiary of the Company financed a portion of the project with a loan in the amount of $726,000 from PSE&G, through PSE&G's "Solar Loan Program I". The loan requires monthly payments of principal and interest at 11.11% per annum through its maturity date of January 31, 2026. The subsidiary of the

Company has the option of repaying all or part of the PSE&G loan, including interest, with SREC's that are expected to be generated by the Valley Ridge System. Most of the remaining cost of the Valley Ridge System was funded by a renewable energy grant from the federal government.

During fiscal 2010, the Company sold 2,500,000 shares of Class A Common Stock in an underwritten follow-on common stock offering that raised net proceeds of $45.1 million. The Company used a portion of the proceeds from the sale of the Class A Common Stock to repay variable rate debt it had drawn for property acquisitions in fiscal 2010.

In fiscal 2010, The Company repaid a mortgage payable secured by its Somers property in the amount of $5.2 million.

In fiscal 2010, the Company assumed a first mortgage payable with an estimated fair value of approximately $9.2 million in conjunction with its purchase of the New Milford Plaza Shopping Center. The mortgage was repaid in October of 2012.

During fiscal 2010 the Company borrowed $44.0 million on its Facility to fund its equity in two property acquisitions and two investments in real estate joint ventures accounted for under the equity method of accounting. In September 2010, the Company repaid $32.4 million of those borrowings with proceeds from its sale of Class A common stock.

During 2010, the Company entered into to a derivative financial instrument contract with BNY Mellon as the counterparty. The terms of that contract allowed the Company to "swap" a variable interest rate of Eurodollar plus 0.85% per annum for a total fixed rate of interest of 2.07% per annum on a notional amount of $11.6 million. The swap expired on January 1, 2013.

The Company is exposed to interest rate risk primarily through its borrowing activities. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and the Company's future financing requirements. Mortgage notes payable and other loans in the amount of $143.2 million consist of fixed rate mortgage loan indebtedness with a weighted average interest rate of 5.6% at October 31, 2012. The mortgage loans are secured by 12 properties with a net book value of $220 million and have fixed rates of interest ranging from 2.8% to 11.3%. The Company made principal payments of $15.0 million (including the repayment of $11.8 million in mortgages that matured) in fiscal 2012 compared to $6.6 million (including the repayment of $4.0 million in mortgages that matured) in fiscal 2011 and $7.4 million (including the repayment of $5.2 million in mortgages that matured) in fiscal 2010. The Company may refinance its mortgage loans, at or prior to scheduled maturity, through replacement mortgage loans. The ability to do so, however, is dependent upon various factors, including the income level of the properties, interest rates and credit conditions within the commercial real estate market. Accordingly, there can be no assurance that such refinancings can be achieved.

Contractual Obligations

The Company's contractual payment obligations as of October 31, 2012 were as follows (amounts in thousands):

	Payments Due by Period						
	Total	2013	2014	2015	2016	2017	Thereafter
Mortgage notes payable	$143,236	$6,091	$2,987	$7,607	$3,207	$52,763	$70,581
Revolving Credit Lines	11,600	—	—	—	—	11,600	—
Tenant obligations*	1,764	1,741	—	23	—	—	—
Total Contractual Obligations	$156,600	$7,832	$2,987	$7,630	$3,207	$64,363	$70,581

*Committed tenant-related obligations based on executed leases as of October 31, 2012.

The Company has various standing or renewable service contracts with vendors related to its property management. In addition, the Company also has certain other utility contracts entered into in the ordinary course of business which may extend beyond one year, which vary based on usage. These contracts include terms that provide for cancellation with insignificant or no cancellation penalties. Contract terms are generally one year or less.

Off-Balance Sheet Arrangements

The Company has three off-balance sheet investments in real estate properties including its 66.7% equity interest in the Putnam Plaza shopping center, its 11.642% equity investment in the Midway Shopping Center L.P., and its 20% economic interest in a partnership that owns a primarily retail real estate investment. These unconsolidated joint ventures are accounted for under the equity method of accounting as we have the ability to exercise significant influence, but not control the operating and financial decisions of these investments. Our off-balance sheet arrangements are more fully discussed in Note 10, "Investments in and Advances to Unconsolidated Joint Ventures," included in the Company's financial statements in this report.

Capital Expenditures

The Company invests in its existing properties and regularly incurs capital expenditures in the ordinary course of business to maintain its properties. The Company believes that such expenditures enhance the competitiveness of its properties. In fiscal 2012, the Company paid approximately $6.5 million for property improvements, tenant improvement and leasing commission costs. The amounts of these expenditures can vary significantly depending on tenant negotiations, market conditions and rental rates. The Company expects to incur approximately $1.8 million for anticipated capital and tenant improvements and leasing costs in fiscal 2013. These expenditures are expected to be funded from operating cash flows or bank borrowings.

Acquisitions and Significant Property Transactions

The Company seeks to acquire properties which are primarily shopping centers located in the northeastern part of the United States with a concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey.

In March 2012, the Company acquired an approximate 2% interest in Orangeburg, a newly formed limited liability company in which the Company is the sole managing member. Orangeburg acquired, by contribution, a 74,000 square foot shopping center in Orangeburg, New York, at its estimated fair value of $16.0 million and the assumption of an existing first mortgage loan on the property at its estimated fair value of $7.4 million bearing interest at a fixed rate of 2.04% (6.19% contractual rate). The Company's net investment in Orangeburg amounted to $186,000. The other member (non-managing) of Orangeburg is the prior owner of the contributed property who, in exchange for contributing the net assets of the property, received units of Orangeburg equal to the value of the contributed property less the value of the assigned first mortgage payable. The Orangeburg operating agreement provides for the non-managing member to receive an annual cash distribution equal to the regular quarterly cash distribution declared by the Company for one share of the Company's Class A Common stock, which amount is attributable to each unit of Orangeburg ownership. The annual cash distribution will be paid from available cash, as defined, of Orangeburg. If there is an available cash shortfall, the managing member must contribute or loan additional capital to fund the non-managing member's required cash distribution. The balance of available cash, if any, is fully distributable to the Company. Upon liquidation, proceeds from the sale of Orangeburg assets are to be distributed in accordance with operating agreement. The non-managing member is not obligated to make any additional capital contributions to the partnership. Orangeburg has a defined termination date of December 31, 2097.

In December 2011, a subsidiary of the Company acquired the Eastchester Plaza Shopping Center ("Eastchester") in the Town of Eastchester, Westchester County, New York for a purchase price of $9 million. In connection with the purchase, the Company assumed a first mortgage encumbering the property at its estimated fair value of $3.6 million. The mortgage matured in April 2012 and was repaid. The remaining equity needed to complete the acquisition was funded with available cash and borrowings on the Company's unsecured revolving credit facility.

In October 2011, a wholly owned subsidiary of the Company purchased an additional 82,081 limited partnership units (of the 224,257 outstanding limited partnership units prior to the purchase) or 9.23% of the total outstanding partnership units of the limited partnership that owns the Ferry Plaza property. As a result of the purchase, the Company or wholly owned subsidiaries of the Company now owns 84.02% of the Partnership.

In October 2011, the Company, through a wholly owned subsidiary, completed the purchase of the 63,000 square foot Fairfield Centre Shopping Center, in Fairfield, Connecticut for a purchase price of $17.0 million. The Company financed its net investment in the property with available cash and a borrowing on its Facility.

In April 2011, the Company, through a wholly owned subsidiary, completed the purchase of the 72,000 square foot Fairfield Plaza Shopping Center, in New Milford, Connecticut for a purchase price of $10.8 million, subject to an existing first mortgage secured by the property at its estimated fair value of approximately $5.0 million. The Company financed its net investment in the property with available cash and a borrowing on its Facility.

In December 2010 and January 2011, the Company and a wholly owned subsidiary purchased the remaining 10% limited partner interests in the limited partnership that owns the Stamford property for $7.4 million. As a result of this transaction, the Company now has a 100% ownership interest in the property.

In December 2010, the Company reached a lease termination settlement ("Settlement") with a former tenant in its Meriden shopping center in Meriden, Connecticut. In accordance with the Settlement agreement, the prior tenant was released from all its obligations under the aforementioned lease in exchange for a settlement payment to the Company. The Settlement agreement provides that the former tenant will pay the Company $3.3 million in 41 equal monthly payments of $80,000 and one final monthly payment of $20,000 without interest beginning on January 1, 2011. The Company has recorded the lease termination in the consolidated statement of income for the fiscal year ended October 31, 2011 in the amount of $2,988,000, which amount represents the present value of the 42 payments due to the Company under the Settlement agreement at a discount rate of

5.75% per annum. The Company will record the remaining $312,000 as interest income over the remaining payment term though June 1, 2014 in accordance with the effective yield method.

In April 2010, the Company, through a wholly owned subsidiary, acquired three buildings containing 28,000 square feet of retail and office space in Katonah, New York for a cash purchase price of $8.5 million.

In May 2010, the Company, through a wholly owned subsidiary, completed the purchase of the New Milford Plaza Shopping Center in New Milford, Connecticut for a purchase price of $22.3 million, subject to an existing first mortgage secured by the property at its estimated fair value of approximately $9.2 million. The Company financed its investment in the property with available cash and a $13.2 million borrowing on its Facility.

In April 2010, the Company, through a wholly owned subsidiary, acquired a 66.7% undivided equity interest in the Putnam Plaza Shopping Center in Carmel, New York for a net investment of $6.5 million including closing costs. The remaining undivided interest in the property is owned by an unaffiliated investor. Simultaneously to the acquisition, a $21 million non-recourse first mortgage payable was placed on the property. In 2012 the existing mortgage was refinanced and the interest rate was lowered from 6.2% to 4.17%. The loan requires payments of principal and interest based on a twenty-seven and one-half year amortization schedule. The Company accounts for its investment in the Putnam Plaza joint venture under the equity method of accounting since it exercises significant influence, but does not control the venture.

In June 2010, the Company, through a wholly owned subsidiary, purchased an equity interest in Midway Shopping Center L.P. ("Midway"), which owns a 247,000 square foot shopping center in Westchester County, New York. The Company currently owns 11.642% of Midway. The Company accounts for its investment in Midway under the equity method of accounting. The Company has allocated the $7.4 million excess of the carrying amount of its investment in and advances to Midway over the Company's share of Midway's net book value to real property and will amortize the difference over the estimated useful life of 39 years. Midway recently refinanced its existing first mortgage payable with a new lender. The new mortgage has a balance of $32 million, a 15-year term and requires monthly payments of principal and interest based on a 25-year amortization schedule at the fixed rate of 4.80%.

NON-CORE PROPERTIES

In a prior year, the Company's Board of Directors expanded and refined the strategic objectives of the Company to refocus its real estate portfolio into one of self-managed retail properties located in the northeast and authorized the sale of the Company's non-core properties in the normal course of business over a period of several years. At October 31, 2012, the Company's non-core properties consist of two distribution service facilities (both of which are located outside of the northeast region of the United States). Currently the properties are used as parts distribution facilities for the parts and service division of Chrysler Group, LLC.

The Company intends to sell these remaining non-core properties as opportunities become available. The Company's ability to generate cash from asset sales is dependent upon market conditions and will be limited if market conditions make such sales unattractive. There were no sales of non-core properties in fiscal 2012, 2011 and fiscal 2010. At October 31, 2012, the two remaining non-core properties have a net book value of approximately $553,000.

FUNDS FROM OPERATIONS

The Company considers Funds from Operations ("FFO") to be an additional measure of an equity REIT's operating performance. The Company reports FFO in addition to its net income applicable to common stockholders and net cash provided by operating activities. Management has adopted the definition suggested by The National Association of Real Estate Investment Trusts ("NAREIT") and defines FFO to mean net income (computed in accordance with GAAP) excluding gains or losses from sales of property, plus real estate-related depreciation and amortization and after adjustments for unconsolidated joint ventures.

Management considers FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of its real estate assets diminishes predictably over time and industry analysts have accepted it as a performance measure. FFO is presented to assist investors in analyzing the performance of the Company. It is helpful as it excludes various items included in net income that are not indicative of the Company's operating performance, such as gains (or losses) from sales of property and depreciation and amortization.

However, FFO:

- does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income); and
- should not be considered an alternative to net income as an indication of the Company's performance.

FFO as defined by us may not be comparable to similarly titled items reported by other real estate investment trusts due to possible differences in the application of the NAREIT definition used by such REITs. The table below provides a reconciliation of net income applicable to Common and Class A Common Stockholders in accordance with GAAP to FFO for each of the three years in the period ended October 31, 2012 (amounts in thousands):

	Year Ended October 31,		
	2012	2011	2010
Net Income Applicable to Common and Class A Common Stockholders	**$ 12,966**	$ 18,549	$ 14,448
Real property depreciation	**13,277**	12,258	11,689
Amortization of tenant improvements and allowances	**2,906**	2,450	2,810
Amortization of deferred leasing costs	**479**	541	523
Depreciation and amortization on unconsolidated joint ventures	**911**	655	283
Loss on sale of asset	**88**	—	300
Funds from Operations Applicable to Common and Class A Common Stockholders	**$ 30,627**	$ 34,453	$ 30,053
Net Cash Provided by (Used in):			
Operating Activities	**$ 52,504**	$ 46,548	$ 45,156
Investing Activities	**$(10,778)**	$(42,351)	$(51,179)
Financing Activities	**$ 31,837**	$(15,343)	$ 11,358

FFO amounted to $30.63 million in fiscal 2012 compared to $34.45 million in fiscal 2011 and $30.05 million in fiscal 2010.

The net decrease in FFO in fiscal 2012, when compared with fiscal 2011 is predominantly attributable, among other things, to: a) the Company recording a one-time $2.99 million lease termination income relating to one tenant in the Company's Meriden, CT shopping center in fiscal 2011; b) the Company incurring preferred stock redemption charges in fiscal 2012 of $2.0 million; offset by c) an increase from the net operating income relating to property acquisitions in fiscal 2011 and 2012 and d) an increase in net operating income provided by normal base rent increases for leases in the Company's portfolio.

The net increase in FFO in fiscal 2011, when compared with fiscal 2010 is predominantly attributable, among other things, to: a) an increase from the net operating income relating to property acquisitions and investments in unconsolidated joint ventures in fiscal 2010 and fiscal 2011; b) an increase in net operating income provided by new leasing at several properties in the latter part of fiscal 2010 and in fiscal 2011; c) $2.99 million in lease termination income relating to one tenant in the Company's Meriden, CT shopping center; offset by d) new vacancies at several tenant spaces in the portfolio during the latter part of fiscal 2010 and fiscal 2011; and e) an increase in restricted stock amortization expense in fiscal 2011 when compared with fiscal 2010.

RESULTS OF OPERATIONS

Fiscal 2012 vs. Fiscal 2011

The following information summarizes the Company's results of operations for the years ended October 31, 2012 and 2011 (amounts in thousands):

	Year Ended October 31,				Change Attributable to:	
	2012	2011	Increase (Decrease)	% Change	Property Acquisitions	Properties Held In Both Periods
Revenues						
Base rents	**$68,443**	$64,249	$4,194	6.5%	$3,146	$ 1,048
Recoveries from tenants	**20,603**	21,552	(949)	(4.4)%	778	(1,727)
Mortgage interest and other	**2,160**	2,014	146	7.2%	3	143
Operating Expenses						
Property operating	**14,203**	14,750	(547)	(3.7)%	592	(1,139)
Property taxes	**15,114**	14,522	592	4.1%	627	(35)
Depreciation and amortization	**16,721**	15,292	1,429	9.3%	861	568
General and administrative	**7,545**	7,521	24	0.3%	n/a	n/a
Non-Operating Income/Expense						
Interest expense	**9,148**	7,865	1,283	16.3%	291	992
Interest, dividends, and other investment income	**892**	851	41	4.8%	n/a	n/a

Revenues:

Base rents increased by 6.5% to $68.4 million in fiscal 2012 as compared with $64.2 million in the comparable period of 2011. The increase in base rents and the changes in other income statement line items were attributable to:

Property Acquisitions:

In fiscal 2011 and 2012, the Company purchased three properties and formed a joint venture that it consolidates totaling approximately 231,500 square feet of GLA. These properties accounted for all of the revenue and expense changes attributable to property acquisitions during fiscal year ended October 31, 2012.

Properties Held in Both Periods:

The net increase in base rents for properties held during the fiscal year ended October 31, 2012 compared to the same periods in fiscal 2011 was a result of increases in rental rates on in-place leases and new leases entered into in the last quarter of fiscal 2011 and fiscal 2012. In addition, the positive variance in base rents for the year ended October 31, 2012 when compared to fiscal 2011 was further increased as a result of an increase in straight-line rents in the amount of $202,000 and a decrease in bad debt expense in the amount of $344,000, both of which are included in base rent income on the consolidated statement of income. In fiscal 2012, the Company leased or renewed approximately 661,000 square feet (or approximately 14.92% of total consolidated property leasable area). At October 31, 2012, the Company's core properties were 89% leased, a decrease of 1.2% from the end of fiscal 2011.

For the year ended October 31, 2012 recoveries from tenants for properties owned in both periods (which represent reimbursements from tenants for operating expenses and property taxes) decreased by a net $1,727,000. This net decrease was a result of lower operating expenses at properties held in both periods and some credits negotiated with tenants at some properties in settlements of prior period billing disputes.

Expenses:

Property operating expenses for properties held in both periods decreased by $1,139,000 in fiscal 2012 when compared with the same period of fiscal 2011 caused by a reduction of snow removal costs of $1,527,000. This decrease was offset by an increase in parking lot, building roof and building repair costs.

Real estate taxes for properties held in both periods were relatively unchanged in fiscal 2012 when compared with the prior year.

Interest expense for properties held in both fiscal 2012 and 2011 increased by $992,000 when compared with the prior year; this increase was a result of the Company placing a $28 million mortgage on a formerly unencumbered property in February 2012 and assumption of two mortgages relating to property acquisitions in fiscal 2012.

Depreciation and amortization expense from properties held in both periods increased by $568,000. The increase was predominantly the result of depreciation relating to property acquisitions in the later part of fiscal 2011 and fiscal 2012 and tenant improvements completed in fiscal 2012 and an increase in tenant improvement costs written off for tenants that vacated the portfolio in fiscal 2012.

General and administrative expenses were relatively unchanged.

Fiscal 2011 vs. Fiscal 2010

The following information summarizes the Company's results of operations for the years ended October 31, 2011 and 2010 (amounts in thousands):

	Year Ended October 31,				Change Attributable to:	
	2011	2010	Increase (Decrease)	% Change	Property Acquisitions	Properties Held In Both Periods
Revenues						
Base rents	$64,249	$63,419	$ 830	1.3%	$1,853	$(1,023)
Recoveries from tenants	21,552	20,074	1,478	7.4%	553	925
Mortgage interest and other	2,014	1,023	991	96.9%	26	965
Operating Expenses						
Property operating	14,750	13,626	1,124	8.3%	441	683
Property taxes	14,522	13,682	840	6.1%	346	494
Depreciation and amortization	15,292	15,066	226	1.5%	444	(218)
General and administrative	7,521	6,873	648	9.4%	n/a	n/a
Non-Operating Income/Expense						
Interest expense	7,865	7,585	280	3.7%	360	(80)
Interest, dividends, and other investment income	851	396	455	114.9%	n/a	n/a

Revenues:

Base rents increased by 1.3% to $64.2 million in fiscal 2011 as compared with $63.4 million in the comparable period of 2010. The increase in base rents and the changes in other income statement line items were attributable to:

Property Acquisitions:

In fiscal 2011, the Company purchased one property totaling approximately 72,000 square feet of GLA. This property accounted for all of the revenue and expense changes attributable to property acquisitions during the fiscal year ended 2011. The remaining property acquired by the Company in fiscal 2011 was purchased on the last day of the fiscal year and did not provide any material revenue or expenses of the Company in fiscal 2011.

Properties Held in Both Periods:

The net decrease in base rents for properties held during fiscal 2011 compared to the same period in fiscal 2010 was a result of an increase in rental rates for in-place leases for existing tenants over the periods, additional base rent revenue for newly leased spaces in fiscal 2011 and 2010 that were vacant in parts of fiscal 2010; offset by an increase in vacancies occurring in fiscal 2011 at several of the Company's core properties which resulted in a loss in base rental revenue for fiscal 2011 when compared with the corresponding period of fiscal 2010. During fiscal 2011, the Company leased or renewed leases on approximately 424,000 square feet (or approximately 9.8% of total consolidated property leasable area). At October 31, 2011, the Company's core properties were 90.5% leased. Overall core property occupancy was relatively unchanged from the end of fiscal 2010 and was 89.8% at October 31, 2011.

Recoveries from tenants for properties owned in both periods (which represents reimbursements from tenants for operating expenses and property taxes) increased by $925,000 compared to the same period in fiscal 2010. This increase was a result of an increase in expenses for common area maintenance and real estate taxes in properties held in both periods offset by a decrease in the leased percentage at some of the Company's properties that reduced the rate at which the Company could bill and accrue common area maintenance and real estate tax revenue to its tenants under its leases.

Expenses:

Operating expenses for properties held in both periods increased by $683,000 in fiscal 2011 when compared with the same period of fiscal 2010 caused by an increase in snow removal costs during the severe 2010/2011 winter in our marketplace and by higher parking lot maintenance and tenant collection costs.

Property taxes for properties held in both periods increased by $494,000 during fiscal 2011 when compared to the same period in fiscal 2010 as a result of increased assessments and municipal tax rates on certain properties.

Interest expense for properties held in both periods was relatively unchanged when compared with fiscal 2010.

Depreciation and amortization expense from properties held in both periods decreased by $218,000 in fiscal 2011 compared to the corresponding period of fiscal 2010 as a result of certain assets becoming fully depreciated in fiscal 2010 and fiscal 2011.

General and administrative expenses increased by $648,000 or 9.4% in fiscal 2011 compared to the corresponding periods in fiscal 2010, primarily due to an increase in restricted stock compensation amortization expense.

Assets Held for Sale and Discontinued Operations:

There were no properties classified as held for sale or with reported discontinued operations in fiscal 2012 and fiscal 2011.

INFLATION

The Company's long-term leases contain provisions to mitigate the adverse impact of inflation on its operating results. Such provisions include clauses entitling the Company to receive (a) scheduled base rent increases and (b) percentage rents based upon tenants' gross sales, which generally increase as prices rise. In addition, many of the Company's non-anchor leases are for terms of less than ten years, which permits the Company to seek increases in rents upon renewal at then current market rates if rents provided in the expiring leases are below then existing market rates. Most of the Company's leases require tenants to pay a share of operating expenses, including common area maintenance, real estate taxes, insurance and utilities, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation.

ENVIRONMENTAL MATTERS

Based upon management's ongoing review of its properties, management is not aware of any environmental condition with respect to any of the Company's properties that would be reasonably likely to have a material adverse effect on the Company. There can be no assurance, however, that (a) the discovery of environmental conditions, which were previously unknown, (b) changes in law, (c) the conduct of tenants or (d) activities relating to properties in the vicinity of the Company's properties, will not expose the Company to material liability in the future. Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of the Company's tenants, which could adversely affect the Company's financial condition and results of operations.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that: relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; provide reasonable assurance of the recording of all transactions necessary to permit the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles and the proper authorization of receipts and expenditures in accordance with authorization of the Company's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on its assessment, management determined that the Company's internal control over financial reporting was effective as of October 31, 2012. The Company's independent registered public accounting firm, PKF O'Connor Davies, a Division of O'Connor Davies, LLP, has audited the effectiveness of the Company's internal control over financial reporting, as indicated in their attestation report which is included on the following page.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Urstadt Biddle Properties Inc.

We have audited Urstadt Biddle Properties Inc.'s internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Urstadt Biddle Properties Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Urstadt Biddle Properties Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Urstadt Biddle Properties Inc. as of October 31, 2012 and 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2012 and our report dated January 10, 2013 expressed an unqualified opinion thereon.

New York, New York
January 10, 2013

PKF O'Connor Davies
A Division of O'Connor Davies, LLP

Tax Status

The following tables set forth the dividends declared per Common share and Class A Common share and tax status for Federal income tax purposes of the dividends paid during the fiscal years ended October 31, 2012 and 2011:

	Common Shares			Class A Common Shares		
Dividend Payment Date	Gross Dividend Paid Per Share	Ordinary Income	Non-Taxable Portion	Gross Dividend Paid Per Share	Ordinary Income	Non-Taxable Portion
January 20, 2012	$.225	$.124	$.101	$.2475	$.137	$.1105
April 20, 2012	$.225	$.124	$.101	$.2475	$.137	$.1105
July 20, 2012	$.225	$.124	$.101	$.2475	$.137	$.1105
October 19, 2012	$.225	$.124	$.101	$.2475	$.137	$.1105
	$.90	$.496	$.404	$.99	$.548	$.442

	Common Shares			Class A Common Shares		
Dividend Payment Date	Gross Dividend Paid Per Share	Ordinary Income	Non-Taxable Portion	Gross Dividend Paid Per Share	Ordinary Income	Non-Taxable Portion
January 21, 2011	$.2225	$.1655	$.057	$.245	$.182	$.063
April 15, 2011	$.2225	$.1655	$.057	$.245	$.182	$.063
July 15, 2011	$.2225	$.1655	$.057	$.245	$.182	$.063
October 21, 2011	$.2225	$.1655	$.057	$.245	$.182	$.063
	$.89	$.662	$.228	$.98	$.728	$.252

The Company has paid quarterly dividends since it commenced operations as a real estate investment trust in 1969. During the fiscal year ended October 31, 2012, the Company made distributions to stockholders aggregating $0.90 per Common share and $0.99 per Class A Common share. On December 12, 2012, the Company's Board of Directors approved the payment of a quarterly dividend payable January 18, 2013 to stockholders of record on January 4, 2013. The quarterly dividend rates were declared in the amounts of $0.2250 per Common share and $0.25 per Class A Common share.

Market Price Ranges

Shares of Common Stock and Class A Common Stock of the Company are traded on the New York Stock Exchange under the symbols "UBP" and "UBA," respectively. The following table sets forth the high and low closing sales prices for the Company's Common Stock and Class A Common Stock during the fiscal years ended October 31, 2012 and 2011 as reported on the New York Stock Exchange:

	Fiscal Year Ended October 31, 2012		Fiscal Year Ended October 31, 2011	
	Low	**High**	Low	High
Common shares:				
First Quarter	**$15.50**	**$19.06**	$15.64	$17.25
Second Quarter	**$17.76**	**$19.90**	$15.18	$16.99
Third Quarter	**$16.99**	**$19.39**	$15.90	$17.87
Fourth Quarter	**$17.79**	**$19.81**	$13.71	$17.12
Class A Common shares:				
First Quarter	**$15.61**	**$19.75**	$18.40	$19.97
Second Quarter	**$18.44**	**$20.15**	$18.12	$20.05
Third Quarter	**$17.45**	**$19.98**	$17.46	$19.56
Fourth Quarter	**$18.88**	**$20.78**	$15.31	$18.23

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to interest rate risk primarily through its borrowing activities. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and the Company's future financing requirements.

The following table sets forth the Company's long term debt obligations by principal cash payments and maturity dates, weighted average fixed interest rates and estimated fair value at October 31, 2012 (amounts in thousands, except weighted average interest rate):

	For the years ended October 31,							
	2013	2014	2015	2016	2017	Thereafter	Total	Estimated Fair Value
Mortgage notes payable	$6,091	$2,987	$7,607	$3,207	$52,763	$70,581	$143,236	$139,318
Weighted average interest rate for debt maturing	6.3%	n/a	5.0%	n/a	5.2%	6.0%		

At October 31, 2012, the Company had $11.6 million in outstanding variable rate debt. This debt was repaid in January 2013.

The Company believes that its weighted average fixed interest rate of 5.6% on its debt is not materially different from current market interest rates for debt instruments with similar risks and maturities.

We may enter into certain types of derivative financial instruments to reduce our exposure to interest rate risk. We use interest rate swap agreements, for example, to convert some of our variable rate debt to a fixed-rate basis. As of October 31, 2012, we have one open derivative financial instrument. This interest rate swap expired in January 2013 and the debt that the swap was hedging was repaid.

Performance Graph

The following graph compares, for the five-year period beginning October 31, 2007 and ended October 31, 2012, the Company's cumulative total return to holders of the Company's Class A Common Shares and Common Shares with the returns for the NAREIT All—REITs Total Return Index (a peer group index) published by the National Association of Real Estate Investment Trusts (NAREIT) and for the S&P 500 Index for the same period.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Urstadt Biddle Properties Inc., the S&P 500 Index
and the FTSE NAREIT All REITs Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
10/07
10/08
10/09
10/10
10/11
10/12
Urstadt Biddle Properties Inc.
Urstadt Biddle Properties Inc.—Class A
S&P 500
FTSE NAREIT All REITs

*$100 invested on 10/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending October 31.

	10/07	10/08	10/09	10/10	10/11	10/12
Urstadt Biddle Properties Inc.	100.00	99.55	89.77	113.25	122.70	140.40
Urstadt Biddle Properties Inc.—Class A	100.00	104.40	100.56	138.75	136.05	152.08
S&P 500	100.00	63.90	70.17	81.76	88.37	101.81
FTSE NAREIT All REITs	100.00	60.18	61.34	86.42	94.65	111.86

The stock price performance shown on the graph is not necessarily indicative of future price performance.

DIRECTORS

CHARLES J. URSTADT
Chairman
Urstadt Biddle Properties Inc.

ROBERT R. DOUGLASS
Vice Chairman
Urstadt Biddle Properties Inc.
Of Counsel, Milbank, Tweed,
Hadley and McCloy

KEVIN J. BANNON
Managing Director
Highmount Capital LLC

WILLING L. BIDDLE
President
Urstadt Biddle Properties Inc.

E. VIRGIL CONWAY
Retired Chairman
New York State Metropolitan
Transportation Authority

RICHARD GRELLIER
Managing Director
Deutsche Bank Securities Inc.

GEORGE H.C. LAWRENCE
Chairman and
Chief Executive Officer
Lawrence Properties

ROBERT J. MUELLER
Retired Senior Executive
Vice President
The Bank of New York

CHARLES D. URSTADT
President
Urstadt Property Company, Inc.

DIRECTORS EMERITUS

PETER HERRICK
JAMES O. YORK

OFFICERS

CHARLES J. URSTADT
Chairman and
Chief Executive Officer

WILLING L. BIDDLE
President and
Chief Operating Officer

THOMAS D. MYERS
Executive Vice President,
Chief Legal Officer and Secretary

JOHN T. HAYES
Senior Vice President,
Chief Financial Officer
and Treasurer

JAMES M. ARIES
Senior Vice President
Acquisitions

JOHN CANNON
Senior Vice President
Management and Construction

LINDA LACEY
Senior Vice President
Leasing

STEPHAN RAPAGLIA
Senior Vice President,
Real Estate Counsel and
Assistant Secretary

DANIEL LOGUE
Vice President
Management and Construction

DIANE MIDOLLO
Vice President
Controller

ANDREW ALBRECHT
Assistant Vice President
Management and Construction

HEIDI BRAMANTE
Assistant Vice President
Assistant Controller

JOHN GRILLO
Assistant Vice President
Superintendent of Maintenance

JANINE IAROSSI
Assistant Vice President
Insurance and Benefit
Administrator

SUZANNE MOORE
Assistant Vice President
Billing Manager

ROBERT WEEKS
Assistant Vice President
Leasing

CORPORATE INFORMATION

Securities Traded

New York Stock Exchange
Symbols: UBA, UBP, UBPPRC, UBPPRD and UBPPRF
Stockholders of Record as of December 31, 2012:
Common Stock: 749 and
Class A Common Stock: 743

Annual Meeting

The annual meeting of stockholders will be held at 2:00 P.M. on March 21, 2013 at Doral Arrowwood, Rye Brook, New York.

Form 10-K

A copy of the company's 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by stockholders without charge by writing to the Secretary of the company at its executive office.

Shareholder Information and Dividend Reinvestment Plan

Inquiries regarding stock ownership, dividends or the transfer of shares can be made by writing to our Transfer Agent, Computershare Inc., Shareowner Services Department, P.O. Box 43006, Providence, RI 02940-3006 or by calling toll-free at 1-866-203-6250. The company has a dividend reinvestment plan that provides stockholders with a convenient means of increasing their holdings without incurring commissions or fees. For information about the plan, stockholders should contact the Transfer Agent. Other shareholder inquiries should be directed to Thomas D. Myers, Secretary, telephone (203) 863-8200.

Investor Relations

Investors desiring information about the company can contact Alina Smolitsky, Investor Relations, telephone (203) 863-8200. Investors are also encouraged to visit our website at: www.ubproperties.com

Independent Registered Public Accounting Firm

PKF O'Connor Davies
a Division of O'Connor Davies, LLP

General Counsel

Baker & McKenzie LLP

Internal Audit

Berdon LLP, CPAs and Advisors

Executive Office of the Company

321 Railroad Avenue
Greenwich, CT 06830
Tel: (203) 863-8200
Fax: (203) 861-6755
Website: www.ubproperties.com

Memberships

National Association of Real Estate Investment Trusts, Inc. (NAREIT)
International Council of Shopping Centers (ICSC)


BJ's
BJ's
WHOLESALE CLUB

STAPLES



Top left, clockwise: **The Dock**, Stratford, Connecticut, **Ridgeway Shopping Center,** Stamford, Connecticut, **Arcadian Shopping Center,** Ossining, New York, **Townline Square**, Meriden, Connecticut



URSTADT BIDDLE
PROPERTIES INC.

321 RAILROAD AVENUE
GREENWICH, CONNECTICUT 06830

We have always believed—

We are the RIGHT Company.

In the RIGHT Business.

In the RIGHT Place.

At the RIGHT Time.